INTEGRA RESOURCES CORP.

and

TSX TRUST COMPANY

and

STIFEL NICOLAUS CANADA INC., EIGHT CAPITAL, BMO NESBITT BURNS INC., CORMARK SECURITIES INC., DESJARDINS SECURITIES INC. AND VENTUM FINANCIAL CORP.

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of Subscription Receipts

August 21, 2024

(i)

(ii)

ADDENDA

SCHEDULE "A" FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

SCHEDULE "B" CONDITIONS PRECEDENT CERTIFICATE

SCHEDULE "C" ESCROW RELEASE NOTICE

SCHEDULE "D" RELEASE DIRECTION

SCHEDULE "E" DECLARATION FOR REMOVAL OF LEGEND

(iii)

SUBSCRIPTION RECEIPT AGREEMENT

THIS AGREEMENT (the "Agreement") dated as of August 21, 2024.

AMONG:

INTEGRA RESOURCES CORP., a corporation existing under
the laws of British Columbia, and includes any successor corporation

(the "Corporation")

AND:

TSX TRUST COMPANY, a trust company existing under the laws of Canada

(the "Subscription Receipt Agent")

AND:

STIFEL NICOLAUS CANADA INC., EIGHT CAPITAL,
BMO NESBITT BURNS INC., CORMARK SECURITIES
INC., DESJARDINS SECURITIES INC. AND VENTUM
FINANCIAL CORP. (collectively, the "Underwriters")

WHEREAS all capitalized terms used in these recitals shall have the meanings ascribed to them in Article 1 of this Agreement;

AND WHEREAS pursuant to the terms of the Arrangement Agreement, the Corporation and FCGI have agreed to complete the Acquisition which will result in the Corporation acquiring all of the issued and outstanding common shares of FCGI in exchange for newly issued common shares in the capital of the Corporation;

AND WHEREAS in connection with the "bought deal" private placement offering of Subscription Receipts pursuant to the terms of the Underwriting Agreement, the Corporation is proposing to create, issue and sell on a private placement basis 14,900,000 Subscription Receipts at the Offering Price, which will be issuable pursuant to the Offering, with each Subscription Receipt representing the right to receive one (1) Underlying Share, subject to certain adjustments, for no additional consideration, in accordance with the provisions of this Agreement, in the manner herein set forth;

AND WHEREAS the Corporation and the Underwriters have agreed that:

(a) 25% of the Underwriters' Commission and all of the Underwriters' Expenses payable to the Underwriters on the Closing Date shall be paid to the Underwriters directly by the Corporation on the Closing Date, and 75% of the Underwriters' Commission shall be paid to the Underwriters upon the satisfaction of the Escrow Release Conditions on or prior to the Escrow Release Deadline in consideration of the services rendered by the Underwriters in connection with the Offering;

(b) pending the satisfaction of the Escrow Release Conditions, the Escrowed Proceeds are to be delivered to and held by the Subscription Receipt Agent and deposited with an Approved Bank in the manner set forth herein;

(c) upon receipt by the Subscription Receipt Agent of the Escrow Release Notice confirming that the Escrow Release Conditions have been satisfied on or prior to the Escrow Release Deadline, the Subscription Receipt Agent will: (i) remit to Stifel, on behalf of the Underwriters, the remaining 75% of the Underwriters' Commission, together with the interest earned thereon payable in accordance with the terms of the Underwriting Agreement; (ii) pay or reimburse the Subscription Receipt Agent's reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of its duties hereunder; and (iii) release to the Corporation the balance of Escrowed Funds;

(d) if the Escrow Release Conditions are satisfied on or before the Escrow Release Deadline, the holders of Subscription Receipts will be entitled to receive, without payment of additional consideration or further action, one Underlying Share for each Subscription Receipt held, subject to adjustment in accordance with the provisions of this Agreement; and

(e) if a Termination Event occurs, holders of Subscription Receipts shall be entitled to receive from the Corporation an amount equal to the Offering Price in respect of each Subscription Receipt held together with such holder's pro rata share of the Earned Interest, less applicable withholding taxes, if any in accordance with Section 6.4 hereof, and the Corporation shall be responsible and liable to fund any shortfall, by payment to the Subscription Receipt Agent within two Business Days, where the Escrowed Funds are insufficient to satisfy payment to the holders of Subscription Receipts;

AND WHEREAS the Subscription Receipt Agent has agreed to act as registrar and transfer agent for the Subscription Receipts, and as escrow agent to receive the Escrowed Proceeds, in accordance with the terms and conditions set out herein;

AND WHEREAS all things necessary have been done and performed to make Certificated Subscription Receipts and Uncertificated Subscription Receipts, when Authenticated by the Subscription Receipt Agent, as applicable, and issued and delivered as herein provided, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made as representations by the Corporation and not by the Subscription Receipt Agent nor the Underwriters;

AND WHEREAS the Subscription Receipt Agent has agreed to enter into this Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged by each of the Corporation, the Subscription Receipt Agent and the Underwriters, the Corporation hereby appoints the Subscription Receipt Agent as agent for the Subscription Receiptholders, to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement, and the Corporation, the Subscription Receipt Agent and the Underwriters hereby covenant, agree and declare as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Agreement and in the Subscription Receipt Certificates, unless there is something in the subject matter or context inconsistent therewith:

(1) "Accredited Investor" means an "accredited investor" satisfying one or more of the criteria set forth in Rule 501(a) of Regulation D;

(2) "Acquisition" means the acquisition by the Corporation of all of the issued and outstanding shares of FCGI pursuant to the Arrangement Agreement;

(3) "affiliate" has the meaning given to it in the Securities Act (British Columbia);

(4) "Applicable Legislation" means such provisions of any statute of Canada or of a province or territory thereof, and of regulations under any such statute, relating to subscription receipt agreements or to the rights, duties and obligations of corporations and of subscription receipt agents under subscription receipt agreements, as are from time to time in force and applicable to this Agreement;

(5) "Applicable Procedures" means (a) with respect to any transfer or exchange of beneficial ownership interests in, or the conversion of the Subscription Receipts represented by, a CDS Subscription Receipt, the applicable rules, procedures or practices of the Depository in effect at the applicable time, and (b) with respect to any issuance, deposit or withdrawal of Subscription Receipts to or from an electronic position evidencing a beneficial ownership interest in Subscription Receipts represented by a CDS Subscription Receipt, the rules, procedures or practices of the Depository and the Subscription Receipt Agent in effect at the applicable time with respect to the issuance, deposit or withdrawal of such positions;

(6) "Approved Bank" has the meaning ascribed thereto in Section 6.2(1) hereof;

(7) "Arrangement Agreement" means the arrangement agreement dated July 28, 2024 between the Corporation and FCGI providing for the Acquisition;

(8) "Authenticated" means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and on or which the manual or electronic signature of the Corporation have been printed, lithographed or otherwise electronically or mechanically reproduced and countersigned by the Subscription Receipt Agent, and (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipt as required by Section 2.6(1) hereof are entered in the register of holders of Subscription Receipts; and "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

(9) "Book-Entry Only System" means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(10) "Book Entry Participants" means a person recognized by CDS as a participant in the Book-Entry Only System for the Subscription Receipts;

(11) "Business Day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Vancouver, British Columbia are not open for business;

(12) "CDS" means CDS Clearing and Depository Services Inc.;

(13) "CDS Subscription Receipts" means Subscription Receipts representing all or a portion of the aggregate number of Subscription Receipts issued in the name of the Depository and represented by an Uncertificated Subscription Receipt or, if requested in writing by the Depository or the Corporation, by a Subscription Receipt Certificate;

(14) "Certificated Subscription Receipt" means any Subscription Receipt which is evidenced by a writing substantially in the form of Schedule "A" attached hereto;

(15) "Closing Date" means August 21, 2024, or such other date or dates as may be mutually agreed to by the Co-Lead Underwriters and the Corporation in accordance with the Underwriting Agreement;

(16) "Co-Lead Underwriters" means Stifel and Eight;

(17) "Common Shares" means common shares in the capital of the Corporation;

(18) "Conditions Precedent Certificate" means the certificate in substantially the form set out in Schedule "B" attached hereto executed by the Corporation and delivered to the Underwriters certifying that the Escrow Release Conditions, other than the delivery of the Escrow Release Notice, have been satisfied or waived;

(19) "Convertible Securities" means securities of the Corporation or any other issuer that are convertible into or exchangeable for or otherwise carry the right to acquire Common Shares, and "Convertible Security" means any one of them;

(20) "Corporation" means Integra Resources Corp., a corporation existing under the laws of British Columbia;

(21) "Counsel" means a barrister or solicitor or a firm of barristers and solicitors retained by the Subscription Receipt Agent or retained by the Corporation and acceptable to the Subscription Receipt Agent, which may or may not be counsel for the Corporation;

(22) "Current Market Price" of a Common Share at any date means the price per share equal to the volume weighted average trading price at which the Common Shares have traded on the TSXV or any stock exchange or, if the Common Shares are not listed on a stock exchange, then on the over-the-counter market, during the twenty (20) consecutive Trading Days prior to the relevant date, with the volume weighted average price per Common Share being determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said twenty (20) consecutive Trading Days by the aggregate number of Common Shares so sold or, if the Common Shares are not listed or quoted on any stock exchange or over-the-counter market, then the Current Market Price shall be as determined by the directors of the Corporation;

(23) "DRS Advice" means a direct registration system advice evidencing ownership of securities in the Subscription Receipt Agent's or any of its affiliates' book-based registration system;

(24) "Depository" means CDS or such other Person as is designated in writing by the Corporation to act as depository in respect of the Subscription Receipts;

(25) "Director" means a director of the Corporation, and reference without more to action by the directors means action by the directors of the Corporation as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(26) "Earned Interest" means the interest earned, if any, on the investment of the applicable portion of the Escrowed Funds (or the reinvestment of such interest or other income) from the date hereof to, but not including, the earlier to occur of: (i) the Release Date, and (ii) the Termination Date;

(27) "Eight" means Eight Capital;

(28) "Escrow Release Conditions" means the occurrence of each of the following events:

(a) (i) the satisfaction or waiver of all conditions to the completion of the Acquisition in accordance with the terms of the Arrangement Agreement (other than the issuance of the consideration shares pursuant to the Arrangement Agreement and such conditions precedent that by their nature are to be satisfied at the time of closing of the Acquisition), without material amendment or waiver, unless consent of the Co-Lead Underwriters is given to such amendment or waiver and without the prior occurrence of a Termination Event, and (ii) the substantially contemporaneous completion of the Acquisition in accordance with its terms;

(b) all necessary corporate, regulatory, stock exchange, shareholder and other approvals, authorizations or consents necessary for the completion of the Acquisition and Offering shall have been obtained;

(c) the delivery by the Corporation to the Underwriters of the Conditions Precedent Certificate; and

(d) the delivery by the Corporation and the Underwriters of the Escrow Release Notice to the Subscription Receipt Agent in accordance with the terms of this Agreement;

(29) "Escrow Release Deadline" means 5:00 p.m. (Vancouver time) on December 15, 2024;

(30) "Escrow Release Notice" means a written notice in substantially the form set out in Schedule "C" attached hereto executed by the Corporation and the Underwriters confirming that paragraphs (a), (b) and (c) of the Escrow Release Conditions have been satisfied or waived in accordance with this Agreement;

(31) "Escrowed Funds" means the Escrowed Proceeds and the Earned Interest thereon at any given time;

(32) "Escrowed Proceeds" means the aggregate gross proceeds of the Offering delivered to the Subscription Receipt Agent to be held in escrow on the terms and subject to the conditions of this Agreement;

(33) "Exchange Ratio" means the number of Underlying Shares that the holder is entitled to receive for each Subscription Receipt held, if the Escrow Release Conditions are satisfied, in accordance with this Agreement, which at the date of this Agreement is one (1) Underlying Share;

(34) "Extraordinary Resolution" has the meaning ascribed thereto in Section 9.12 and Section 9.15 hereof;

(35) "FCGI" means Florida Canyon Gold Inc.;

(36) "Internal Procedures" means in respect of the making of, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Subscription Receipt Agent's internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Subscription Receipt Agent;

(37) "Offering" means the issue and sale of 14,900,000 Subscription Receipts at the Offering Price by the Corporation on a private placement basis for aggregate gross proceeds of $20,115,000;

(38) "Offering Price" means $1.35 per Subscription Receipt;

(39) "Person" includes an individual, corporation, partnership, joint venture, trustee, unincorporated organization or any other entity whatsoever, and words importing Persons have a similar extended meaning;

(40) "President's List" means a list of certain substituted subscribers to be identified by the Corporation, provided that the number of Subscription Receipts placed to persons or entities on the President's List shall not exceed $5,000,000 of the aggregate gross proceeds of the Offering;

(41) "Qualified Institutional Buyer" means a "qualified institutional buyer" within the meaning of Rule 144A under the U.S. Securities Act that is also an Accredited Investor;

(42) "Regulation D" means Regulation D under the U.S. Securities Act;

(43) "Regulation S" means Regulation S under the U.S. Securities Act;

(44) "Release Date" means the date on which the Escrowed Funds are released to the Corporation and the Underwriters, as applicable, upon satisfaction of the Escrow Release Conditions;

(45) "Release Direction" means an irrevocable direction executed by the Corporation in the form attached as Schedule "D" hereto and addressed to the Subscription Receipt Agent confirming that the Escrow Release Conditions have been satisfied;

(46) "Stifel" means Stifel Nicolaus Canada Inc.;

(47) "Subscription Receipt Agent" means TSX Trust Company, including its successors and assigns;

(48) "Subscription Receipt Certificate" means a certificate representing one or more Subscription Receipts substantially in the form of the certificate attached hereto as Schedule "A" hereto;

(49) "Subscription Receiptholders" or "holders" means the Persons from time to time entered in a register of holders described in Section 3.1 hereof as holders of Subscription Receipts;

(50) "Subscription Receiptholder's Escrowed Funds" means, in respect of each Subscription Receiptholder who holds Subscription Receipts, at any time, the aggregate Offering Price of the Subscription Receipts, together with such holder's pro rata share of the Earned Interest on the portion of Escrowed Funds;

(51) "Subscription Receiptholders' Request" means an instrument, signed in one or more counterparts by Subscription Receiptholders who hold in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(52) "Subscription Receipts" means the subscription receipts of the Corporation issued hereunder and from time to time outstanding and Authenticated hereunder as Uncertificated Subscription Receipts, DRS Advices or to be issued and countersigned in the form of Subscription Receipt Certificates, in either case, evidencing the rights set out in Section 3.4(2) hereof;

(53) "subsidiary" means a subsidiary for purposes of the Securities Act (Ontario), as constituted at the date of this Agreement;

(54) "Termination Date" means the date on which the Termination Event occurs;

(55) "Termination Event" means any one of:

(a) the failure of the Corporation to satisfy the Escrow Release Conditions prior to the Escrow Release Deadline;

(b) the termination of the Arrangement Agreement in accordance with its terms prior to the Escrow Release Deadline;

(c) the Corporation delivering to the Underwriters and the Subscription Receipt Agent a notice, executed by the Corporation, confirming that the Corporation will not be proceeding with the Acquisition prior to the Escrow Release Deadline; or

(d) the Corporation formally announces to the public by way of a press release or otherwise that it does not intend to proceed with the Acquisition prior to the Escrow Release Deadline;

(56) "Termination Notice" means a written notice from the Corporation addressed to the Subscription Receipt Agent and the Underwriters indicating that the Corporation does not intend to satisfy the Escrow Release Conditions and directing the Subscription Receipt Agent to return all Escrowed Funds to the Subscription Receiptholders in accordance with Section 6.4 hereof;

(57) "Termination Payment Time" means as soon as practically possible following the Termination Date, and in any event, within five (5) Business Days following the Termination Date;

(58) "Termination Time" means 5:00 p.m. (Vancouver time) on the Termination Date;

(59) "this Subscription Receipt Agreement", "this Agreement", "hereto", "hereunder", "hereof", "herein", "hereby" and similar expressions mean or refer to this Subscription Receipt Agreement and any amendment or indenture, deed or instrument supplemental or ancillary hereto, and the expressions "article", "section", "subsection", "paragraph", "subparagraph", "clause" and "subclause" followed by a number mean the specified article, section, subsection, paragraph, subparagraph, clause or subclause of this Agreement;

(60) "Trading Day" means a day on which the TSXV (or such other exchange on which the Common Shares are listed and which forms the primary trading market by volume for such shares) is open for the transaction of business and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such Common Shares are traded is open for business;

(61) "TSXV" means the TSX Venture Exchange;

(62) "Uncertificated Subscription Receipt" means any Subscription Receipt which is not a Certificated Subscription Receipt, and shall include a DRS Advice;

(63) "Underlying Shares" means the Common Shares issuable to Subscription Receiptholders on conversion of the Subscription Receipts without payment of additional consideration in accordance with the terms and conditions of this Agreement;

(64) "Underwriters" means the Co-Lead Underwriters, BMO Nesbitt Burns Inc., Cormark Securities Inc., Desjardins Securities Inc., and Ventum Financial Corp.;

(65) "Underwriters' Commission" means an aggregate fee equal to 6.0% of the gross proceeds raised pursuant to the Offering but subject to a reduced fee of 3.0% payable in respect of the President's List orders;

(66) "Underwriters' Expenses" means the amount payable to the Underwriters' pursuant to section 12 of the Underwriting Agreement;

(67) "Underwriting Agreement" means the underwriting agreement dated August 21, 2024 between the Corporation and the Underwriters relating to the Offering;

(68) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(69) "U.S. Person" means a "U.S. person" as that term is defined in Rule 902(k) of Regulation S;

(70) "U.S. Purchaser" means a purchaser of Subscription Receipts that (a) is a U.S. Person, (b) is in the United States, (c) is purchasing Subscription Receipts for the account or benefit of a U.S. Person or any person in the United States, (d)  receives or received an offer of the Subscription Receipts while in the United States, or (e) is in the United States at the time the purchaser's buy order was made or the subscription agreement relating to the sale of Subscription Receipts was executed or delivered;

(71) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(72) "Written Order of the Corporation", "Written Request of the Corporation", "Written Consent of the Corporation", "Written Direction of the Corporation" and "Certificate of the Corporation" mean a written order, request, consent, direction and certificate, respectively, signed in the name of the Corporation by any Director or officer of the Corporation or by any other individual to whom applicable signing authority is delegated by the Directors from time to time, and may consist of one or more instruments so executed respectively.

Section 1.2 Interpretation

(1) Words Importing the Singular: Words importing the singular include the plural and vice versa and words importing a particular gender or neuter include both genders and neuter.

(2) Interpretation Not Affected by Headings, etc.: The division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(3) Day Not a Business Day: Unless otherwise indicated, if the day on or before which any action which would otherwise be required to be taken hereunder is not a Business Day that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

(4) Time of the Essence: Time will be of the essence in all respects in this Agreement and the Subscription Receipt Certificates.

(5) Currency: Except as otherwise stated, all dollar amounts herein and in the Subscription Receipt Certificates are expressed in Canadian dollars.

(6) Severability: In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

(7) Conflict: In the event of a conflict or inconsistency between a provision in this Agreement and the Subscription Receipt Certificates issued hereunder, the relevant provision of this Agreement shall prevail to the extent of the inconsistency.

Section 1.3 Applicable Law

This Agreement and the Subscription Receipt Certificates will be construed and enforced in accordance with the laws prevailing in the Province of Ontario and the federal laws of Canada applicable therein and will be treated in all respects as Ontario contracts.

ARTICLE 2
THE SUBSCRIPTION RECEIPTS

Section 2.1 Creation and Issue of Subscription Receipts

(1) A maximum of 14,900,000 Subscription Receipts are hereby created and authorized to be issued upon the terms and conditions herein set forth. Uncertificated Subscription Receipts shall be Authenticated by the Subscription Receipt Agent and Subscription Receipt Certificates evidencing the Subscription Receipts shall be executed by the Corporation, Authenticated by the Subscription Receipt Agent and delivered by the Subscription Receipt Agent to the Corporation, as applicable, in accordance with a written direction of the Corporation, all in accordance with Section 2.5 and Section 2.6. Each Subscription Receipt issued hereunder will entitle the holder thereof, upon the conversion thereof in accordance with the provisions of Article 4 hereof, and without payment of any additional consideration, to be issued one (1) Underlying Share (subject to adjustment as set out herein).

(2) The Subscription Receipts and the Underlying Shares issuable in respect of such Subscription Receipts, as applicable, shall be subject to a four-month and one day statutory "hold period" under applicable securities laws in Canada and may not be resold until the expiry of such hold period, except in accordance with limited exemptions under applicable securities laws.

Section 2.2 Terms of Subscription Receipts

(1) Purchase by the Issuer: The Corporation may from time-to-time purchase Subscription Receipts by private agreement or otherwise, and any such purchase may be made in such manner, from such Persons, at such prices and on such terms as the Corporation in its sole discretion may determine in agreement with the applicable Subscription Receiptholder. Subscription Receipts purchased by the Corporation pursuant to this Section 2.2(1) shall be surrendered to the Subscription Receipt Agent for cancellation and shall be accompanied by a Written Direction of the Corporation to cancel the Subscription Receipts and shall not be reissued. For greater certainty, nothing in this Section 2.2(1) shall grant to the Corporation a unilateral right of redemption with respect to the Subscription Receipts.

(2) Cancellation of Subscription Receipts: In the event that (a) a Termination Notice is delivered to the Subscription Receipt Agent, or (b) the Escrow Release Notice is not delivered to the Subscription Receipt Agent at or before the Escrow Release Deadline, then all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of any Subscription Receipt Certificates), be terminated and cancelled by the Subscription Receipt Agent as of the Termination Time and holders of Subscription Receipt Certificates shall thereafter have no rights thereunder except to receive the greater of (i) the aggregate Offering Price for their Subscription Receipts, and (ii) their pro rata share of the Escrowed Funds, less applicable withholding taxes, if any, in accordance with Section 6.4 hereof.

Section 2.3 Form of Subscription Receipts

(1) Form: The Subscription Receipts may be issued in certificated, DRS Advice or uncertificated form. Upon the issue of Subscription Receipts, Subscription Receipt Certificates shall be executed by the Corporation and, in accordance with a Written Direction of the Corporation, Authenticated by or on behalf of the Subscription Receipt Agent and delivered by the Subscription Receipt Agent to the Corporation or to the order of the Corporation in accordance with the Written Direction of the Corporation. The Subscription Receipt Certificates shall be substantially in the form as Schedule "A" attached hereto, subject to the provisions of this Agreement, with such variations and changes as may from time to time be agreed upon by the Subscription Receipt Agent and the Corporation, and the Subscription Receipt Certificates shall be dated as of the Closing Date, shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Subscription Receipt Agent, prescribe and shall be issuable in any denomination excluding fractions. All Subscription Receipts issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Subscription Receiptholders to be maintained by the Subscription Receipt Agent in accordance with Section 3.1(1) and Section 3.1(2) hereof.

(2) Production: Except as provided in this Article 2, all Subscription Receipts shall, save as to denominations, be of like tenor and effect. The Subscription Receipt Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Subscription Receipt Agent may determine.

(3) Canadian Legend: Subscription Receipt Certificates as well as all certificates issued in exchange for or in substitution of such Subscription Receipt Certificates, as well as Subscription Receipts represented by DRS Advice and Subscription Receipts issued in uncertificated form, shall bear, or be deemed to bear, the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY FROM THE CLOSING DATE]."

In addition, the Subscription Receipt Certificates as well as all certificates issued in exchange for or in substitution of such Subscription Receipt Certificates, as well as Subscription Receipts represented by DRS Advice and Subscription Receipts issued in uncertificated form, may also, if applicable, bear, or be deemed to bear, the following legend:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY FROM THE CLOSING DATE]."

(4) United States Restrictions and Legends:

(a) The Subscription Receipts and the Underlying Shares issuable pursuant to the Subscription Receipts have not been and will not be registered under the U.S. Securities Act or under applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless such securities are registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available and upon delivery of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to such effect, if requested;

(b) Each Subscription Receipt Certificate (or DRS Advice) issued to a U.S. Purchaser that is an Accredited Investor and not a Qualified Institutional Buyer, and each Subscription Receipt Certificate (or DRS Advice) issued in exchange therefor in substitution or transfer thereof, for so long as required by the U.S. Securities Act or applicable state securities laws, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144A THEREUNDER, IF AVAILABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT ("QUALIFIED INSTITUTIONAL BUYER"), THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE, PLEDGE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A UNDER THE U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (D)(2) AND (E) ABOVE, AFTER THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided, that if any of the Subscription Receipts are being sold in accordance with Rule 904 of Regulation S under the U.S. Securities Act, the legend may be removed by providing a declaration to the Subscription Receipt Agent in the form attached as Schedule "E" hereto (or such other form as the Corporation may prescribe from time to time), together with any other evidence, which may include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act; provided further, that if any of the Subscription Receipts are being sold pursuant to Rule 144 of the U.S. Securities Act, if available, the legend may be removed by delivering to the Corporation and the Subscription Receipt Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act;

(c) The parties hereby acknowledge and agree that the Subscription Receipts originally sold to U.S. Purchasers that are Qualified Institutional Buyers pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States, and the Underlying Shares issuable upon conversion thereof, have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and the Subscription Receipts are, and the Underlying Shares will be, "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act. Each such purchaser has executed (or will be required to execute) a form of Qualified Institutional Buyer letter (in substantially the form attached as a schedule to the subscription agreement of the U.S. Purchaser) in which it agrees on its own behalf and on behalf of any investor account for which it is purchasing the Subscription Receipts and in order to induce the Corporation to issue the Subscription Receipts and any Underlying Shares without a U.S. restrictive legend: (i) that the Subscription Receipts may not be offered, sold, pledged or otherwise transferred, directly or indirectly, except (A) to the Corporation, or (B) outside the United States to non-U.S. Persons in compliance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local laws and regulations; (ii) that the Qualified Institutional Buyer will cause any Book Entry Participant holding the Subscription Receipts on its behalf, and any beneficial purchaser of the Subscription Receipts, to comply with the foregoing restrictions; (iii) that for so long as the Subscription Receipts constitute "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it will not deposit any of the Subscription Receipts in the facilities of The Depository Trust Company, or a successor depository within the United States, or arrange for the registration of any of the Subscription Receipts with Cede & Co. or any successor thereto; and (iv) at the time of conversion of any Subscription Receipts for Underlying Shares of the Corporation, the U.S. Purchaser is a Qualified Institutional Buyer. The Corporation acknowledges that the Subscription Receipt Agent and share transfer agent shall have no responsibility to monitor compliance with this section.

Section 2.4 CDS Subscription Receipts

(1) Re-registration of beneficial interests in and transfers of Subscription Receipts held by the Depository shall be made only through the book entry registration system and no Subscription Receipt Certificates shall be issued in respect of such Subscription Receipts except as set out herein or as may be requested by a Depository or the Corporation, from time to time. Except as provided in this Section 2.4, owners of beneficial interests in any CDS Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names and shall not receive or be entitled to receive Subscription Receipts in definitive form or to have their names appear in the register referred to in Section 3.1(1) hereof while they are held as book entry only securities with the Depository.

(2) Notwithstanding any other provision in this Agreement, no CDS Subscription Receipts may be exchanged in whole or in part for Subscription Receipts registered, and no transfer of CDS Subscription Receipts in whole or in part may be registered, in the name of any Person other than the Depository for such CDS Subscription Receipts or a nominee thereof unless:

(a) the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in respect of the CDS Subscription Receipts and the Corporation is unable to locate a qualified successor;

(b) the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Subscription Receipts and the Corporation is unable to locate a qualified successor;

(c) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d) the Corporation determines that the Subscription Receipts shall no longer be held as CDS Subscription Receipts through the Depository;

(e) such right is required by applicable law, as determined by the Corporation and the Corporation's counsel; or

(f) the Corporation so instructs the Subscription Receipt Agent in writing,

following which Subscription Receipts for those holders requesting such shall be issued to the beneficial owners of such Subscription Receipts or their nominees as directed by the holders. The Corporation shall provide a Certificate of the Corporation giving notice to the Subscription Receipt Agent of the occurrence of any event outlined in this Section 2.4(2), except in the case of Section 2.4(2)(f).

(3) Subject to the provisions of this Section 2.4, any exchange of CDS Subscription Receipts for Subscription Receipts which are not CDS Subscription Receipts may be made in whole or in part in accordance with the provisions of Section 3.2 hereof, mutatis mutandis. All such Subscription Receipts issued in exchange for CDS Subscription Receipts or any portion thereof shall be registered in such names as the Depository shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Subscription Receipts) as the CDS Subscription Receipts or portion thereof surrendered upon such exchange.

(4) Every Subscription Receipt Authenticated upon registration of transfer of a CDS Subscription Receipt or any portion thereof, or in exchange for or in lieu of a CDS Subscription Receipt or any portion thereof, whether pursuant to this Section 2.4, or otherwise herein, shall be Authenticated in the form of, and shall be, a CDS Subscription Receipt, unless such Subscription Receipt is registered in the name of a Person other than the Depository or a nominee thereof.

(5) Notwithstanding anything to the contrary in this Agreement, subject to Applicable Legislation, the CDS Subscription Receipts will be issued by way of an Uncertificated Subscription Receipt, unless otherwise requested in writing by the Depository or the Corporation.

(6) The rights of beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the book entry registration system shall be limited to those established by Applicable Legislation and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the Book-Entry Only System, and such rights must be exercised through a Book Entry Participant in accordance with the rules and Applicable Procedures of the Depository and the Subscription Receipt Agent.

(7) For so long as Subscription Receipts are held through the Depository, if any notice or other communication is required to be given to Subscription Receiptholders, the Subscription Receipt Agent will give such notices and other communications to the Depository.

(8) Notwithstanding anything herein to the contrary, neither the Corporation nor the Subscription Receipt Agent nor any agent thereof shall have any responsibility or liability for:

(a) the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Subscription Receipts or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Subscription Receipts represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b) maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.

(9) The Corporation may terminate the application of this Section 2.4 in its sole discretion in which case all Subscription Receipts shall be evidenced by Subscription Receipt Certificates registered in the name of a Person other than the Depository or a nominee thereof.

Section 2.5 Signing of Subscription Receipt Certificates

(1) Signing Officers: The Subscription Receipt Certificates shall be signed by any one officer of the Corporation or any one Director or by any other individual to whom such signing authority is delegated by the Directors from time to time.

(2) Signatures: The signature of an individual referred to in Section 2.5(1) hereof may be a manual signature, electronic engraved, lithographed or printed in facsimile and Subscription Receipt Certificates bearing such facsimile or electronic signature will, subject to Section 2.6 hereof, be binding on the Corporation as if they had been manually signed by such individual.

(3) No Longer Officer: Notwithstanding that any individual whose manual or facsimile signature appears on a Subscription Receipt Certificate as one of the officers of the Corporation or Directors referred to in Section 2.5(1) hereof no longer holds the same or any other office with, or is no longer a Director of, the Corporation, at the date of issue of any Subscription Receipt Certificate or at the date of certification or delivery thereof, such Subscription Receipt Certificate will, subject to Section 2.6 hereof, be valid and binding on the Corporation.

Section 2.6 Authentication by Subscription Receipt Agent

(1) Authentication: No Subscription Receipt shall (i) be considered issued, valid, or obligatory; nor (ii) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by the Subscription Receipt Agent.

No Subscription Receipt Certificate, if issued, will be valid or entitle the holder to the benefits hereof until it has been Authenticated by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate attached hereto as Schedule "A" or in such other form as may be approved by the Subscription Receipt Agent and the Corporation. The Authentication by the Subscription Receipt Agent on a Subscription Receipt Certificate will be conclusive evidence as against the Corporation that such Subscription Receipt Certificate has been duly issued hereunder and that the holder thereof is entitled to the benefits of this Agreement.

The Subscription Receipt Agent shall Authenticate Uncertificated Subscription Receipts (whether upon original issuance, exchange, registration of transfer or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Subscription Receipts under this Agreement. Such Authentication shall be conclusive evidence as against the Corporation that such Uncertificated Subscription Receipts have been duly issued hereunder and that the holder or holders thereof are entitled to the benefits of this Agreement. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Subscription Receipts with respect to which this Agreement requires the Subscription Receipt Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error, and any Uncertificated Subscription Receipts recorded therein shall be binding on the Corporation.

(2) Change in Form of Certificate: Any Subscription Receipt Certificate validly issued in accordance with the terms of this Agreement in effect at the time of issue of such Subscription Receipt Certificate shall, subject to the terms of this Agreement and Applicable Legislation, validly entitle the holder to acquire Underlying Shares, notwithstanding that the form of such Subscription Receipt Certificate may not be in the form then required by this Agreement.

(3) Authentication No Representation: Authentication by the Subscription Receipt Agent of any Subscription Receipts, including by way of entry on the register, shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or of such Subscription Receipt Certificates or Uncertificated Subscription Receipts (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or, other than as set forth in this Agreement in respect of the Escrowed Funds, of the consideration thereof.

Section 2.7 Subscription Receipts to Rank Pari Passu

All Subscription Receipts will rank pari passu, whatever may be the actual dates of issue.

Section 2.8 Issue in Substitution for Lost Certificates, Etc.

(1) Substitution: If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Legislation and to Section 2.8(2) hereof, will issue, and thereupon the Subscription Receipt Agent will Authenticate and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated certificate or in lieu of and in substitution for such lost, destroyed or stolen certificate.

(2) Cost of Substitution: The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.8 shall bear the reasonable cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof:

(a) furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate to be replaced as is satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably;

(b) if so requested, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably; and

(c) pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

Section 2.9 Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon a Subscription Receiptholder any right or interest whatsoever as a shareholder or as any other security holder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation or the right to receive dividends and other distributions of other security holders. For the avoidance of doubt, no dividends shall be payable to Subscription Receiptholders in respect of any Subscription Receipt.

ARTICLE 3
REGISTRATION, TRANSFER AND OWNERSHIP OF SUBSCRIPTION RECEIPTS AND EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

Section 3.1 Registration and Transfer of Subscription Receipts

(1) Register: The Corporation will cause to be kept by the Subscription Receipt Agent at its principal office in Toronto, Ontario a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Subscription Receipts and particulars of the Subscription Receipts held by them;

(2) Transfer: The Subscription Receipts may only be transferred on the register kept by the Subscription Receipt Agent at the principal office by a holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent only upon (i) in the case of Subscription Receipt Certificates, surrendering to the Subscription Receipt Agent at the principal office the Subscription Receipt Certificates representing the Subscription Receipts to be transferred together with a duly executed form of transfer (in the form attached to the Subscription Receipt Certificate as set out in Schedule "A" attached hereto); (ii) in the case of Uncertificated Subscription Receipts, surrendering to the Subscription Receipt Agent at the principal office instruction from the holder in form reasonably satisfactory to the Subscription Receipt Agent; (iii) in the case of CDS Subscription Receipts, compliance with Applicable Procedures prescribed by the Depository under the book entry registration system; and (iv) compliance with:

(a) the conditions herein;

(b) such reasonable requirements as the Subscription Receipt Agent may prescribe; and

(c) all applicable securities laws and requirements of regulatory authorities;

and such transfer shall be duly noted in such register by the Subscription Receipt Agent. Upon compliance with such requirements, the Subscription Receipt Agent shall issue to the transferee of a Certificated Subscription Receipt, a Subscription Receipt Certificate representing the Subscription Receipts transferred, and to the transferee of an Uncertificated Subscription Receipt, an Uncertificated Subscription Receipt (or it shall Authenticate and deliver a Certificated Subscription Receipt instead, upon request) representing the Subscription Receipts transferred, and the transferee of a CDS Subscription Receipt shall be recorded through the relevant Book Entry Participant in accordance with the book entry registration system as the entitlement holder in respect of such Subscription Receipts. Transfers within the systems of the Depository are not the responsibility of the Subscription Receipt Agent and will not be noted on the register maintained by the Subscription Receipt Agent.

Notwithstanding any other provision of this Agreement, no duty or responsibility shall rest with the Subscription Receipt Agent to determine compliance by the transferor or transferee of Subscription Receipts with the terms of any legend affixed (or deemed to be affixed) thereon, or with Applicable Legislation. The Subscription Receipt Agent shall be entitled to assume that all transfers are legal and proper.

(3) United States Restrictions and Certain Transfers by U.S. Purchasers: Neither the Subscription Receipts nor the Underlying Shares issuable pursuant to the Subscription Receipts have been or will be registered under the U.S. Securities Act or under any United States state securities laws and may not be offered, sold or transferred in the United States or to, or for the benefit or account of, a U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available and upon delivery of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to such effect, if requested; in addition, the Subscription Receipts and the Underlying Shares are subject to a 40 day "distribution compliance period" (as defined in Regulation S, the "Distribution Compliance Period"), and neither the Subscription Receipts nor the Underlying Shares may not be offered or sold, prior to the expiration of the Distribution Compliance Period, unless (A) in accordance with Rule 903 or 904 of Regulation S; (B) pursuant to an effective registration statement under the U.S. Securities Act; or (C) pursuant to an available exemption from the registration requirements of the U.S. Securities Act and upon delivery of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to such effect, if requested.

Further, any Subscription Receiptholder that is a U.S. Purchaser and is:

(a) an Accredited Investor, and not a Qualified Institutional Buyer, may only offer, sell, pledge or otherwise transfer such securities (i) to the Corporation, (ii) outside the United States in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) in compliance with the exemption from the registration requirements of the U.S. Securities Act provided by (A) Rule 144 under the U.S. Securities Act, if available, or (B) Rule 144A under the U.S. Securities Act, if available, to a person who the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale, pledge or transfer is being made in reliance of Rule 144A, and, in each case, in compliance with any applicable state securities or "blue sky" laws, or (iv) in another transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities; or

(b) a Qualified Institutional Buyer may only offer, sell, pledge or otherwise transfer such securities (i) to the Corporation, or (ii) outside the United States to non-U.S. Persons in compliance with Rule 904 of Regulation S;

provided that, in the case of each of Section 3.1(3)(a)(iii)(A) and Section 3.1(3)(a)(iv) (and, if required by the Corporation, in the case of Section 3.1(3)(a)(ii) or Section 3.1(3)(b)(ii)) it has prior to such transfer furnished to the Corporation an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Corporation stating that such transaction is exempt from registration under the U.S. Securities Act and applicable state securities laws.

(4) No Notice of Trusts: Subject to Applicable Legislation, neither the Corporation nor the Subscription Receipt Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Subscription Receipt.

(5) Inspection: The register referred to in Section 3.1(1) hereof, and any branch register maintained pursuant to Section 3.1(6) hereof, will, during regular business hours on a Business Day and upon payment to the Subscription Receipt Agent of its reasonable fees, be open for inspection by the Corporation and any Subscription Receiptholder. The Subscription Receipt Agent will from time to time when requested to do so in writing by the Corporation or any Subscription Receiptholder (upon payment of the reasonable charges of the Subscription Receipt Agent) furnish the Corporation or such Subscription Receiptholder with a list of the names and addresses of holders of Subscription Receipts entered on such register and showing the number of Subscription Receipts held by each such holder.

(6) Location of Registers: The Corporation may at any time and from time to time change the place at which the register referred to in Section 3.1(1) hereof is kept and/or cause branch registers of holders to be kept, in each case subject to the approval of the Subscription Receipt Agent, at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the Subscription Receipt Agent and to the holders of Subscription Receipts in accordance with Section 12.1 and Section 12.2 hereof.

(7) U.S. Transfers: No transfer of Subscription Receipts evidenced by a Subscription Receipt Certificate bearing a legend set forth in Section 2.3(4)(b) shall be made except in accordance with the requirements of such legend or restrictions and subject to this Agreement.

Section 3.2 Exchange of Subscription Receipt Certificates

(1) Exchange: One or more Subscription Receipt Certificates may at any time prior to the earlier of the Release Date and the Termination Date, in compliance with the reasonable requirements of the Subscription Receipt Agent and this Agreement, be exchanged for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts and registered in the same name as the Subscription Receipt Certificate being exchanged. No duty shall rest with the Subscription Receipt Agent to determine compliance of the exchange with Applicable Legislation. The Subscription Receipt Agent shall be entitled to assume that all exchanges are legal and proper.

(2) Place of Exchange: Subscription Receipt Certificates may be exchanged only at the principal office in Toronto, Ontario of the Subscription Receipt Agent or at any other place designated by the Corporation with the approval of the Subscription Receipt Agent.

(3) Cancellation: Any Subscription Receipt Certificate tendered for exchange pursuant to this Section 3.2 or for transfer pursuant to Section 3.1, shall be surrendered to the Subscription Receipt Agent and cancelled.

(4) Execution: The Corporation will sign all Subscription Receipt Certificates in accordance with Section 2.5(1) hereof as necessary to carry out exchanges pursuant to this Section 3.2 and such Subscription Receipt Certificates will be Authenticated by the Subscription Receipt Agent.

(5) Subscription Receipt Certificates: Subscription Receipt Certificates exchanged for Subscription Receipt Certificates that bear the legend set forth in Section 2.3(4)(b) hereof shall bear the same legend or be subject to the same restrictions, as applicable.

Section 3.3 No Charges for Exchange

No charge will be levied on a presenter of a Subscription Receipt Certificate pursuant to this Agreement for the exchange of any Subscription Receipt Certificate.

Section 3.4 Ownership of Subscription Receipts

(1) Owner: The Corporation and the Subscription Receipt Agent may deem and treat the Person in whose name any Subscription Receipt is registered as the absolute owner of such Subscription Receipt for all purposes, and such Person will for all purposes of this Agreement be and be deemed to be the absolute owner thereof, entitled to the rights and privileges attaching to such Subscription Receipt, and the Corporation and the Subscription Receipt Agent will not be affected by any notice or knowledge to the contrary except as required by Applicable Legislation or by order of a court of competent jurisdiction.

(2) Rights of Registered Holder: The registered holder of any Subscription Receipt will be entitled to the rights represented thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons shall act in accordance to this agreement, and the issue and delivery to any such registered holder of Underlying Shares issuable pursuant thereto (or the payment of amounts payable in respect thereof pursuant to 2.2(2) hereof) will be a good discharge to the Corporation and the Subscription Receipt Agent therefor and neither the Corporation nor the Subscription Receipt Agent will be bound to inquire into the title of any such registered holder.

ARTICLE 4
SATISFACTION OF RELEASE CONDITIONS OR PAYMENT UPON TERMINATION EVENT

Section 4.1 Notices of Satisfaction of Release Conditions and Delivery of Release Conditions Direction

Upon the satisfaction of paragraphs (a), (b) and (c) of the Escrow Release Conditions on or before the Escrow Release Deadline, in the following order:

(1) the Corporation shall deliver to the Underwriters the Conditions Precedent Certificate;

(2) the Underwriters and the Corporation shall forthwith deliver to the Subscription Receipt Agent the Escrow Release Notice, it being acknowledged that in providing the Escrow Release Notice, the Underwriters will be relying on the Conditions Precedent Certificate delivered pursuant to Section 4.1(1). Notwithstanding Section 4.1(1), the Subscription Receipt Agent shall act and rely solely and absolutely on the Escrow Release Notice;

(3) the Corporation shall forthwith deliver the Release Direction to the Subscription Receipt Agent;

(4) the Subscription Receipt Agent shall release the Escrowed Funds pursuant to Section 6.3 hereof; and

(5) the Corporation shall, as soon as practicable, issue a press release confirming that the Escrowed Funds have been released, the Subscription Receipts have been deemed to be converted as at the date the Corporation delivers the Release Direction, and the Acquisition has been completed; and

(6) the Subscription Receipt Agent shall issue and deliver the Underlying Shares upon the automatic conversion of the Subscription Receipts in accordance with Section 4.2.

Section 4.2 Issue and Delivery of Underlying Shares

(1) If the Escrow Release Conditions are satisfied on or prior to the Escrow Release Deadline, the Subscription Receipts shall be automatically converted on the date the Corporation delivers the Release Direction for no additional consideration and without further action on the part of the Subscription Receiptholders and the Underlying Shares shall be deemed to be issued to the Subscription Receiptholders on the date the Corporation delivers the Release Direction in accordance with the rights of such holders as described in Article 2.

(2) Upon the deemed issuance of the Underlying Shares pursuant to the conversion of the Subscription Receipts, the Subscription Receipt Agent shall (or shall cause an affiliate thereof acting in its capacity as transfer agent and registrar of the Common Shares):

(a) in respect of CDS Subscription Receipts, upon receiving instructions from the Corporation, direct CDS to cause to be entered and issued, as the case may be, to the person or persons in whose name or names the Underlying Shares have been issued, a customer confirmation on the Book-Entry Only System;

(b) in respect of any Uncertificated Subscription Receipts to which a DRS Advice was issued and delivered, courier to holders of such Uncertificated Subscription Receipts a DRS Advice representing the Underlying Shares to which they are entitled no later than the third Business Day following the on the date the Corporation delivers the Release Direction, which will include, on the direction of the Corporation, any restrictive legend that may be required under Applicable Legislation;

(c) in respect of any Subscription Receipt Certificates, courier to holders of Subscription Receipt Certificates share certificates or DRS Advices representing the Underlying Shares to which they are entitled no later than the third Business Day following the date the Corporation delivers the Release Direction; and

(d) in respect of any Subscription Receipts to which Underlying Shares are issued pursuant to this Section 4.2(2), update the register of Common Shares in accordance with this Agreement.

(3) Effective immediately after the Underlying Shares have been deemed to be issued as contemplated in this Section 4.2, the Subscription Receipts relating thereto shall be void and of no value or effect.

(4) If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or any other step is required under any federal or provincial law of Canada or any federal or state law of the United States before the Underlying Shares issuable upon the automatic conversion of the Subscription Receipts may be issued or delivered to a Subscription Receiptholder, the Corporation covenants that it will use its commercially reasonable efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(5) The Corporation or, if required and directed by the Corporation, the Subscription Receipt Agent will give written notice of the issue of the Underlying Shares issuable upon the automatic conversion of the Subscription Receipts in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

(6) Under no circumstances shall the Corporation be obliged to issue any fractional Underlying Shares or make any payment of cash or other consideration in lieu thereof upon the automatic conversion of one or more Subscription Receipts. To the extent that the holder of one or more Subscription Receipts would otherwise have been entitled to receive on the automatic conversion thereof a fraction of an Underlying Share, such fraction shall be rounded down to the nearest whole number without compensation therefor.

Section 4.3 Payment on Termination

If a Termination Event occurs:

(1) the Corporation shall forthwith notify the Subscription Receipt Agent thereof in writing and shall issue a press release setting forth the Termination Event and the Termination Date;

(2) each Subscription Receipt shall be automatically terminated and cancelled and each Subscription Receiptholder shall be entitled from and after the Termination Date to a payment in the aggregate amount of the Subscription Receiptholder's Escrowed Funds in the manner set out in Section 6.4 hereof;

(3) the register shall be closed at the close of business on the Termination Date; and

(4) the Subscription Receipt Agent shall make the payments contemplated by Section 6.4 hereof.

Section 4.4 Securities Restrictions

(1) General: No Underlying Shares will be issued pursuant to the conversion of any Subscription Receipt if the issue of such Underlying Shares would constitute a violation of the securities laws of any jurisdiction and, without limiting the generality of the foregoing, the certificates representing the Underlying Shares thereby issued will bear such legend or legends as may, in the opinion of counsel to the Corporation, be necessary or advisable in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Underlying Shares or the Common Shares are then listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legend or legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at the expense thereof, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Underlying Shares in a transaction in which such legend or legends are not required, such legended certificate may thereafter be surrendered to the applicable transfer agent in exchange for a certificate which does not bear such legend or legends.

U.S. Securities Restrictions: The Underlying Shares have not been, nor will they be, registered under the under the U.S. Securities Act or the securities laws of any state in the United States, and the Underlying Shares may not be offered, sold or transferred in the United States or to, or for the benefit or account of, a U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available and upon delivery of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to such effect, if requested; in addition, the Underlying Shares are subject to the Distribution Compliance Period, and the Underlying Shares may not be offered or sold, prior to the expiration of the Distribution Compliance Period, unless (A) in accordance with Rule 903 or 904 of Regulation S; (B) pursuant to an effective registration statement under the U.S. Securities Act; or (C) pursuant to an available exemption from the registration requirements of the U.S. Securities Act and upon delivery of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to such effect, if requested

(2) Canadian and TSXV Legend on Underlying Shares: Any Underlying Share issued as a definitive certificate or in uncertificated form in respect of ownership of Underlying Shares, upon the conversion of the Subscription Receipts on a date that is less than four months and one day following the Closing Date shall bear, or be deemed to bear, the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY FROM THE CLOSING DATE]."

In addition, the certificates representing the Underlying Shares, or Underlying Shares represented in uncertificated form, in respect of ownership of Underlying Shares, may also, if applicable, bear upon the Corporation directing the transfer agent for the Common Shares to imprint such legend, or be deemed to bear, a legend substantially in the following form:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY FROM THE CLOSING DATE]."

(3) United States Legend on Underlying Shares:

(a) Each Underlying Share issued as a definitive certificate (or in the form of a DRS Advice) to a U.S. Purchaser that is an Accredited Investor, and not a Qualified Institutional Buyer, as a result of the conversion of a Subscription Receipt on which there is the legend set forth under Section 2.3(4)(b), and each Underlying Share issued as a definitive certificate in exchange therefor in substitution or transfer thereof, for so long as required by the U.S. Securities Act or applicable state securities laws, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144A OF THE U.S. SECURITIES ACT, IF AVAILABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT ("QUALIFIED INSTITUTIONAL BUYER"), THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE, PLEDGE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A UNDER THE U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (D)(2) AND (E) ABOVE, AFTER THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.",

provided that, if the Underlying Shares are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations, the legend set forth above may be removed by providing a declaration to the Corporation's registrar and transfer agent, to the effect set forth in Schedule "E" hereto (or as the Corporation may prescribe from time to time), together with such additional documentation as the Corporation may require; provided, further, that, if any such Underlying Shares are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Corporation and the transfer agent, an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws and regulations.

(b) The parties hereby acknowledge and agree that the Subscription Receipts originally sold to Qualified Institutional Buyers that are U.S. Purchasers pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States, and the Underlying Shares issuable upon conversion thereof, have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws. The Underlying Shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act. Each such purchaser was or will be required to execute a form of Qualified Institutional Buyer letter (in substantially the form attached as a schedule to the subscription agreement of the U.S. Purchaser) in which it agrees on its own behalf and on behalf of any investor account for which it is purchasing the Subscription Receipts and in order to induce the Corporation to issue the any Underlying Shares without a U.S. restrictive legend: (i) that the Underlying Shares may not be re-offered, resold, pledged or otherwise transferred, directly or indirectly, except (A) to the Corporation, or (B) outside the United States to non-U.S. Persons in compliance with Rule 904 of Regulation S, and in compliance with any applicable local laws and regulations; (ii) that for so long as the Underlying Shares constitute "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it will not deposit any of the Underlying Shares in the facilities of The Depository Trust Company, or a successor depository within the United States, or arrange for the registration of any of the Underlying Shares with Cede & Co. or any successor thereto; and (iii) that the Qualified Institutional Buyer will cause any Book Entry Participant holding the Underlying Shares on its behalf, and any beneficial purchaser of the Underlying Shares, to comply with the foregoing restrictions. The Corporation acknowledges that the Subscription Receipt Agent and share transfer agent shall have no responsibility to monitor compliance with this section.

ARTICLE 5
COVENANTS

Section 5.1 General Covenants of the Corporation

The Corporation covenants with the Subscription Receipt Agent and the Subscription Receiptholders, that so long as any Subscription Receipts remain outstanding:

(1) it will reserve and conditionally allot and keep available sufficient unissued Underlying Shares to enable it to satisfy its obligations on the conversion of the Subscription Receipts;

(2) it will cause the Underlying Shares to be issued pursuant to the conversion of the Subscription Receipts and all Underlying Shares will be fully paid and non-assessable Common Shares of the Corporation;

(3) it will cause the Underlying Shares to be issued pursuant to the conversion of the Subscription Receipts and the certificates representing such Underlying Shares to be duly issued and delivered in accordance with the provisions of this Agreement and the terms hereof and all Underlying Shares that are issued on the exchange of the Subscription Receipts will be fully paid and non-assessable Common Shares of the Corporation;

(4) it is duly authorized to create and issue the Subscription Receipts and, when issued and Authenticated as herein provided, such Subscription Receipts shall be valid and enforceable against the Corporation in accordance with the terms herein;

(5) it will use commercially reasonable efforts to at all times maintain its corporate existence;

(6) it will use all commercially reasonable efforts to ensure that the Common Shares are listed and posted for trading on the TSXV following completion of the Acquisition;

(7) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Agreement and that it will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as the Subscription Receipt Agent may reasonably require for the better accomplishing and effecting the intentions and provisions of this Agreement; and

(8) upon becoming aware of any default under the terms of this Agreement, it will promptly advise the Subscription Receipt Agent and the Subscription Receiptholders in writing of the same.

Section 5.2 Remuneration and Expenses of Subscription Receipt Agent

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except for any expense, disbursement or advance that arises out of or results from the Subscription Receipt Agent's gross negligence, fraud, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable upon demand. This Section 5.2 shall survive the resignation of the Subscription Receipt Agent and/or the termination of this Agreement.

Section 5.3 Notice of Issue

The Corporation will give written notice of and make all requisite filings respecting the issue of the Underlying Shares pursuant to the conversion of the Subscription Receipts, in such detail as may be required, to each securities commission, stock exchange, or similar regulatory authority in each jurisdiction in which there is legislation or regulations requiring the giving of any such notice or making of any such filing in order that such issue of securities and the subsequent disposition of the securities so issued will not be subject to the prospectus or registration requirements, if any, of such legislation or regulations.

Section 5.4 Securities Qualification Requirements

If any instrument is required to be filed with, or any permission is required to be obtained from, any governmental authority or any other step is required under any Applicable Legislation before any Underlying Shares which a Subscription Receiptholder is entitled to acquire pursuant to the conversion of any Subscription Receipt may properly and legally be issued upon due conversion thereof, the Corporation covenants that it will promptly take such required action.

Section 5.5 Performance of Covenants by Subscription Receipt Agent

If the Corporation fails to perform any of the obligations thereof under this Agreement, then the Corporation will notify the Subscription Receipt Agent in writing of such failure and upon receipt by the Subscription Receipt Agent of such notice, the Subscription Receipt Agent may notify the Subscription Receiptholders of such failure or may itself perform any of such obligations capable of being performed by the Subscription Receipt Agent, but shall be under no obligation to perform said covenants or to notify the Subscription Receiptholders of such performance by it. All amounts expended or advanced by the Subscription Receipt Agent in so doing will be repayable as provided in Section 5.2 hereof. No such performance, expenditure or advance by the Subscription Receipt Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE 6
DEPOSIT OF PROCEEDS AND
CANCELLATION OF SUBSCRIPTION RECEIPTS

Section 6.1 Deposit of Escrowed Proceeds in Escrow

(1) The Corporation shall, and shall direct any purchaser of Subscription Receipts or the Underwriters or its counsel to, as applicable, deliver the Escrowed Proceeds to the Subscription Receipt Agent on or immediately prior to the Closing Date by way of certified cheque, bank draft or electronic wire transfer in immediately available funds, and upon receipt of such funds, the Subscription Receipt Agent shall deliver a signed receipt acknowledging receipt of the Escrowed Proceeds. The Subscription Receipt Agent shall immediately place such funds in an account segregated in the records of the Subscription Receipt Agent in accordance with the provisions of this Article 6. The Corporation acknowledges and agrees that it is a condition of the payment by the holders of Subscription Receipts of the aggregate Offering Price that the Escrowed Funds are held by the Subscription Receipt Agent in accordance with the provisions of this Article 6. The Corporation further acknowledges and confirms that it has no interest in the Escrowed Funds unless and until the Escrow Release Notice is delivered to the Subscription Receipt Agent (at or before the Escrow Release Deadline). The Subscription Receipt Agent shall retain the Escrowed Funds for the benefit of the holders of the Subscription Receipts and, upon the delivery of the Escrow Release Notice to the Subscription Receipt Agent (at or before the Escrow Release Deadline), for the benefit of the Corporation and the Underwriters (in the case of the Underwriters, in relation to 75% of the Underwriters' Commission and the Underwriters' pro rata share of the Earned Interest) in accordance with the provisions of this Article 6.  Following actual receipt of the Escrowed Proceeds, the Subscription Receipt Agent will acknowledge receipt from Stifel or any other direct purchaser of Subscription Receipts of a transfer or transfers of funds in the aggregate amount of $20,115,000 and will confirm that such funds have been deposited in an account segregated in the records of the Subscription Receipt Agent and designated as the "Integra Resources Corp. (Private Placement)".

(2) The Corporation hereby:

(a) acknowledges that the amounts received by the Subscription Receipt Agent pursuant to Section 6.1(1) in accordance with the Corporation's direction to the Underwriters represents payment in full of the Offering Price for 14,900,000 Subscription Receipts; and

(b) irrevocably directs the Subscription Receipt Agent to retain such amounts in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement.

Section 6.2 Investment of Escrowed Funds

(1) Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited in one or more interest bearing bank accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more Schedule I Canadian chartered banks, including the banks set forth in Section 6.2(4) hereof (each such bank, an "Approved Bank").

(2) The Subscription Receipt Agent shall pay interest at an annual rate agreed to between the Subscription Receipt Agent and the Approved Bank.

(3) All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the benefit of the Subscription Receiptholders and the delivery of the Escrowed Proceeds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Subscription Receiptholders. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Subscription Receiptholders and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 6.2, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The Corporation and the Underwriters acknowledge and agree that the Subscription Receipt Agent acts prudently in depositing the Escrowed Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

At any time and from time to time, the Corporation and the Underwriters, acting together, in accordance with this Agreement, shall be entitled to direct the Subscription Receipt Agent by Written Request of the Corporation countersigned by authorized signatories of the Underwriters to (a) not deposit any new amounts in any Approved Bank specified in the notice and/or (b) withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation and the Underwriters acknowledge and agree that such specified amount remains at the sole risk of the Subscription Receiptholders prior to and after such withdrawal.

(4) The Approved Banks include Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and the Toronto-Dominion Bank.

Section 6.3 Release of Escrowed Funds Upon Receipt of Escrow Release Notice

As soon as practicable upon receipt of the Escrow Release Notice by the Subscription Receipt Agent (at or before the Escrow Release Deadline), and in any event within one (1) Business Day thereafter, provided that receipt of the Escrow Release Notice occurs prior to 5:00 p.m. (Vancouver Time) on the prior Business Day and provided further that the Release Direction has been delivered to the Subscription Receipt Agent in accordance with Section 4.1(3), the Subscription Receipt Agent shall:

(1) liquidate any deposit with an Approved Bank of the Escrowed Proceeds;

(2) pay the Escrowed Funds in the manner set forth in the Escrow Release Notice including:

(a) pay the remaining 75% of the Underwriters' Commission, and the Underwriters' pro rata share of the Earned Interest, if any, in accordance with the terms of the Underwriting Agreement to Stifel on behalf of the Underwriters or as may otherwise be directed by the Underwriters in the Escrow Release Notice; and

(b) pay the balance of the Escrowed Funds, less any remuneration owed to the Subscription Receipt Agent pursuant to Section 5.2, to the Corporation or as may otherwise be directed by the Corporation in the Escrow Release Notice.

Section 6.4 Release of Escrowed Funds on Termination Event

(1) Upon the occurrence of a Termination Event, the Subscription Receipt Agent shall provide, as soon as reasonably practical, to each Subscription Receiptholder, the Subscription Receiptholder's Escrowed Funds.

(2) In the event that the Escrowed Funds are insufficient to fund the Subscription Receiptholder's Escrowed Funds payable to all Subscription Receiptholders, the Corporation shall fund any such shortfall by providing the Subscription Receipt Agent with the required funds by certified cheque, bank draft or wire transfer. The Corporation shall deposit such funds as are required in order to satisfy any such shortfall with the Subscription Receipt Agent within one (1) Business Day of the occurrence of a Termination Event.

(3) Payment made in accordance with this Article 6 shall be made in accordance with Section 6.8 hereof and the Subscription Receipt Agent shall make or cause to be made such payment either through the applicable electronic procedures through CDS or mail such payment by first class mail to such Subscription Receiptholders at their address last appearing on the register of the Subscription Receipts maintained by the Subscription Receipt Agent. All Subscription Receipts in respect of which the Subscription Receiptholder's Escrowed Funds have been paid to the Subscription Receiptholders shall be deemed to have been cancelled on the Termination Date and the Subscription Receipt Agent shall record the deemed cancellation of such Subscription Receipts on the register of the Subscription Receipts. Upon written request by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with a certificate identifying the Subscription Receipts deemed to have been cancelled. All Subscription Receipts which have been deemed to have been cancelled pursuant to this Section 6.4 shall be without further force and effect whatsoever.

Section 6.5 Direction

In order to permit the Subscription Receipt Agent to carry out its obligations under this Article 6, the Corporation hereby specifically authorizes and directs the Subscription Receipt Agent to make any stipulated payment or to take any stipulated action in accordance with the provisions of this Agreement

Section 6.6 Early Termination of any Deposit of the Escrowed Funds

In making any payment pursuant to this Agreement, the Subscription Receipt Agent has the authority to liquidate any deposit with an Approved Bank in order to make payments contemplated under this Article 6 and shall not be liable for any loss sustained in the escrow account for early termination of any deposit of the Escrowed Funds necessary to enable the Subscription Receipt Agent to make such payment.

Section 6.7 Representation Regarding Third Party Interests

Each of the Corporation and the Underwriters (in this Section 6.7 referred to as a "representing party") hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Subscription Receipt Agent a declaration of third party interest in the Subscription Receipt Agent's prescribed form in accordance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the regulations thereto, or in such other form as may be satisfactory to the Subscription Receipt Agent, as to the particulars of such third party.

Section 6.8 Method of Disbursement and Delivery

All disbursements of money made in accordance with the provisions of this Article 6 may be made either by the Applicable Procedures or wire transfer in immediately available funds as may be directed by, the Corporation or the Underwriters in accordance with this Agreement, and the Subscription Receipt Agent, as applicable, and if not so directed, by cheque drawn upon a Canadian Schedule I chartered bank or by official cheque drawn upon the account of the Subscription Receipt Agent made payable to or to the order of the persons entitled to disbursement and in the correct amount (less all amounts required to be withheld by the Corporation by law, including without limitation, under the Income Tax Act (Canada)).

Section 6.9 Miscellaneous

(1) The Subscription Receipt Agent shall not be responsible for any losses which may occur as a result of the deposit of the Escrowed Funds where the Escrowed Funds have been deposited with an Approved Bank in accordance with the terms of this Agreement.

(2) In addition to the other rights granted to holders of Subscription Receipts in this Agreement, until the release of the Escrowed Funds, each holder of Subscription Receipts has a claim against the Subscription Receiptholder's Escrowed Funds, which claim shall subsist until such time as the Escrowed Funds are released upon satisfaction of the Escrow Release Conditions on or prior to the Escrow Release Deadline in accordance with the terms of this Agreement. In the event that, prior to the release of the Escrowed Funds or the issuance of the Underlying Shares in accordance with the terms of this Agreement, the Corporation: (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property and assets of the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above; or (ii) shall be declared insolvent, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of its property and assets of the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of each holder of Subscription Receipts to be issued Underlying Shares upon the automatic conversion of the Subscription Receipts of such holder will terminate and such holder will be entitled to assert a claim against the Escrowed Funds held in escrow and the Corporation in an amount equal to the Subscription Receiptholder's Escrowed Funds less any withholding tax or charges required to be withheld in respect thereof.

(3) The Underwriters shall be entitled to act and rely absolutely on the Conditions Precedent Certificate.

(4) The Subscription Receipt Agent shall be entitled to act and rely absolutely on the Escrow Release Notice and shall be entitled to release the Escrowed Funds upon the receipt of the Escrow Release Notice as provided for in this Agreement.

(5) The Subscription Receipt Agent shall be entitled to deduct and withhold from any amount released pursuant to this Agreement all taxes which may be required to be deducted or withheld under any provision of applicable tax law. All such withheld amounts will be treated as having been delivered to the party entitled to the amount released in respect of which such tax has been deducted or withheld and remitted to the appropriate taxing authority.

(6) For tax reporting purposes, all interest or other taxable income earned from the investment of the Escrowed Funds in any tax year shall (i) to the extent such interest is distributed by the Subscription Receipt Agent to any Person pursuant to the terms of this Agreement during such tax year, be allocated to such Person, and (ii) otherwise be allocated to the Corporation in the taxation year that it was earned, notwithstanding that no such amount has been distributed. The Subscription Receiptholders, the Underwriters and the Corporation agree to provide the Subscription Receipt Agent with their certified tax identification numbers and others forms, documents and information that the Subscription Receipt Agent may request in order to fulfill any tax reporting function.

ARTICLE 7
ADJUSTMENTS

Section 7.1 Adjustments

The acquisition rights in effect at any date attaching to the Subscription Receipts shall be subject to adjustment from time to time as follows:

(1) if and whenever at any time from the Closing Date until the Release Date, the Corporation shall:

(a) subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

(b) reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares;

(c) issue to all or substantially all of the holders of the Common Shares, by way of stock distribution, stock dividend or otherwise, Common Shares or securities convertible into Common Shares;

(any of the events described in (a), (b) and (c) being referred to as a "Share Reorganization");

the Exchange Ratio shall be adjusted immediately after the record date at which the holders of the Common Shares are determined for the purpose of such Share Reorganization by multiplying the Exchange Ratio in effect on the record date by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after giving effect to the Share Reorganization and the denominator shall be the total number of Common Shares outstanding immediately prior to such date. Such adjustment shall be made successively whenever any event referred to in this subsection shall occur;

(2) if and whenever at any time from the Closing Date and prior to the Release Date, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 7.1(1) or a consolidation, amalgamation or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any such event being called a "Capital Reorganization"), upon the deemed conversion of such right thereafter, any Subscription Receiptholder shall be entitled to receive and shall accept, in lieu of the number of Underlying Shares such Subscription Receiptholder would otherwise be entitled to acquire, the number of Underlying Shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that such Subscription Receiptholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Subscription Receiptholder had been the registered holder of the number of Common Shares sought to be acquired by it. If determined appropriate by the Corporation to give effect to or to evidence the provisions of this Section 7.1(2), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set forth in this Agreement with respect to the rights and interests thereafter of the Subscription Receiptholders to the end that the provisions set forth in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Subscription Receiptholder is entitled on the exercise of its acquisition rights thereafter. Any agreement entered into between the Corporation, the Underwriters and the Subscription Receipt Agent pursuant to the provisions of this Section 7.1(2) shall be a supplemental agreement entered into pursuant to the provisions of Article 10 hereof. Any agreement entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Subscription Receipt Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 7.1 and which shall apply to successive reclassification, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(3) if and whenever at any time from the Closing Date and prior to the Release Date, the Corporation shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a "Rights Offering" and Common Shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the "Offered Shares"), the Exchange Ratio shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Ratio that is the product of (1) the Exchange Ratio in effect on the record date and (2) a fraction (a) the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for the Rights Offering plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and (b) the denominator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for the Rights Offering; and (ii) the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Ratio shall be readjusted to the Exchange Ratio in effect immediately prior to the record date and the Exchange Ratio shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(4) if and whenever at any time from the Closing Date and prior to the Release Date, the Corporation shall issue or distribute to all or substantially all the holders of the Common Shares (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than in connection with the Rights Offering, or (iii) evidences of indebtedness, or (iv) any other assets and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a "Special Distribution"), the Exchange Ratio shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Ratio that is the product of (1) the Exchange Ratio in effect on the record date and (2) a fraction (a) the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date plus the number of Underlying Shares which the Subscription Receiptholders would be entitled to receive upon conversion of all their outstanding Subscription Receipts if the Underlying Shares were issued on the record date and (ii) the Current Market Price thereof on that date; and (b) the denominator of which shall be the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Underlying Shares which the Subscription Receiptholders would be entitled to receive upon conversion of all their outstanding Subscription Receipts if the Underlying Shares were issued on the record date and (B) the Current Market Price thereof on that date, less, the aggregate fair market value, as determined by the directors, whose determination shall, subject to the approval of any stock exchange(s) on which the Common Shares are then listed and posted for trading (if applicable) and absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Ratio shall be readjusted to the Exchange Ratio that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Underlying Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date;

(5) the adjustments provided for in this Article 7 in the number of Underlying Shares and classes of securities which are to be received on the conversion of Subscription Receipts are cumulative and shall apply to successive issues, subdivisions, combinations, consolidations, distributions and any other events that would require an adjustment of the Exchange Ratio or the kind of securities issuable hereunder. After any adjustment pursuant to this Section, the term "Underlying Shares" where used in this Agreement shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Subscription Receiptholder is entitled to receive upon the conversion of its Subscription Receipt, and the number of Common Shares indicated by any conversion made pursuant to a Subscription Receipt shall be interpreted to mean the number of Underlying Shares or other property or securities a Subscription Receiptholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section, upon the full conversion of a Subscription Receipt; and

(6) if, and whenever at any time from the Closing Date and prior to the Release Date, the Corporation shall reclassify or otherwise change the outstanding Common Shares, the conversion right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Subscription Receipts who convert their rights thereafter shall be entitled to receive Underlying Shares as they would have received had the Subscription Receipts been converted immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Article 7.

Section 7.2 Determination by Corporation's Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 7, such question shall, absent manifest error, be conclusively determined by the Corporation's auditors, who shall have access to all necessary records of the Corporation, and such determination shall, absent manifest error, be binding upon the Corporation, the Underwriters, the Subscription Receipt Agent, all Subscription Receiptholders and all other Persons interested therein.

Section 7.3 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Subscription Receipts, including the number of Underlying Shares which are to be received upon the conversion thereof, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation or a successor corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Underlying Shares which the holders of such Subscription Receipts issued by it are entitled to receive on the full conversion thereof in accordance with the provisions hereof.

Section 7.4 Certificate of Adjustment

The Corporation shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 7, deliver a Certificate of the Corporation to the Subscription Receipt Agent specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting out in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate, if required by the Subscription Receipt Agent, shall be supported by a certificate of the Corporation's auditors verifying such calculation.

Section 7.5 Notice of Special Matters

The Corporation covenants with the Subscription Receipt Agent that, so long as any Subscription Receipt remains outstanding, it will give notice to the Subscription Receipt Agent and to the Subscription Receiptholders of its intention to fix the record date for any event referred to in Section 7.1 hereof. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date.

Section 7.6 No Action After Notice

The Corporation covenants with the Subscription Receipt Agent and the Underwriters that it will not close its transfer books or take any other corporate action which might deprive the holder of a Subscription Receipt of the opportunity or right to receive Underlying Shares pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Sections Section 7.4 and Section 7.5.

Section 7.7 Other Action Affecting Common Shares

If, and whenever at any time from the Closing Date and prior to the Release Date, the Corporation shall take any action affecting or relating to the Common Shares, other than any action described in this Article 7, which in the opinion of the directors of the Corporation would prejudicially affect the rights of any holders of Subscription Receipts, the Exchange Ratio will be adjusted by the directors of the Corporation in such manner, if any, and at such time, as the directors of the Corporation, may in their sole discretion, subject to any requisite regulatory or stock exchange approval, reasonably determine to be equitable in the circumstances to such holders.

Section 7.8 Protection of Subscription Receipt Agent

The Subscription Receipt Agent:

(1) shall not at any time be under any duty or responsibility to any Subscription Receiptholder to determine whether any facts exist which may require any adjustment contemplated by Section 7.1 hereof, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment;

(2) shall not be accountable with respect to the validity or value (or the kind or amount) of any Underlying Shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;

(3) shall not be responsible for any failure of the Corporation to issue, transfer or deliver Underlying Shares or certificates representing Underlying Shares or to comply with any of the covenants contained in this Article 7;

(4) shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or for any acts of the agents of the Corporation; and

(5) shall be entitled to act and rely upon the Certificate of the Corporation or any certificate auditor of the Corporation and any other documents filed by the Corporation pursuant to Section 7.4 hereof.

ARTICLE 8
ENFORCEMENT

Section 8.1 Suits by Subscription Receiptholders

All or any of the rights conferred upon any Subscription Receiptholder by any of the terms of the Subscription Receipts or of this Agreement, or of both, may be enforced by the Subscription Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Subscription Receiptholders.

Section 8.2 Waiver of Default

Upon the happening of any default hereunder:

(1) the holders of not less than 51% of the Subscription Receipts then outstanding shall have the power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Subscription Receipt Agent to waive any default hereunder and the Subscription Receipt Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(2) the Subscription Receipt Agent shall have the power to waive any default hereunder upon such terms and conditions as the Subscription Receipt Agent may deem advisable if, in the Subscription Receipt Agent's opinion, which may be based on the opinion of Counsel, the same shall have been cured or adequate provision made therefor, provided that no delay or omission of the Subscription Receipt Agent or of the Subscription Receiptholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Subscription Receipt Agent or of the Subscription Receiptholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 9
MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

Section 9.1 Right to Convene Meetings

(1) Convening of Meeting: The Subscription Receipt Agent may at any time and from time to time convene a meeting of the Subscription Receiptholders, and will do so on receipt of a Written Request of the Corporation or a Subscription Receiptholders' Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Subscription Receiptholders signing such Subscription Receiptholders' Request against the costs which it may incur in connection with calling and holding such meeting.

(2) Failure to Convene: If the Subscription Receipt Agent fails, within five Business Days after receipt of such Written Request of the Corporation or Subscription Receiptholders' Request, funding and indemnification, to give notice convening a meeting, the Corporation or any of such Subscription Receiptholders, as the case may be, may convene such meeting.

(3) Place of Meeting: Every such meeting will be held in Toronto, Ontario, or such other place as is approved or determined by the Subscription Receipt Agent and the Corporation. Any meeting held pursuant to this Article 9 may be done through a virtual or electronic meeting platform, subject to the Subscription Receipt Agent's capabilities at the time.

Section 9.2 Notice

(1) Notice: At least 10 Business Days' notice of any meeting must be given to the Subscription Receiptholders, to the Subscription Receipt Agent (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).

(2) Contents: The notice of the meeting must state the time when and the place where the meeting is to be held and must state briefly the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.

Section 9.3 Chairman

Some individual (who need not be a Subscription Receiptholder) designated in writing by the Subscription Receipt Agent will be chairman of the meeting or, if no individual is so designated or the individual so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy may choose some individual present to be chairman.

Section 9.4 Quorum

(1) Quorum: Subject to the provisions of Section 9.12 hereof, at any meeting of Subscription Receiptholders, a quorum will consist of Subscription Receiptholders present in person or by proxy at the commencement of the meeting holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding.

(2) No Quorum: If a quorum of Subscription Receiptholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but, subject to Section 9.12 hereof, in any other case will be adjourned to the third following Business Day at the same time and place and no notice of the adjournment need be given.

(3) Quorum at Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Subscription Receipts that they hold.

Section 9.5 Power to Adjourn

The chairman of a meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

Section 9.6 Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

Section 9.7 Poll

(1) Extraordinary Resolution: On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Subscription Receiptholders acting in person or by proxy and holding in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, a poll will be taken in such manner as the chairman directs.

(2) Other: Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

Section 9.8 Voting

On a show of hands each Person present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders, or both, will have one vote, and on a poll each Subscription Receiptholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Subscription Receipt held by such holder. A proxy need not be a Subscription Receiptholder.

Section 9.9 Regulations

(1) Ability to Make: The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make or vary such regulations as it thinks fit:

(a) for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a Person who executes it on behalf of a Subscription Receiptholder;

(b) governing the places at which and the times by which instruments appointing proxies must be deposited;

(c) generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereof; and

(d) for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be sent by mail, facsimile or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(2) Recognition: Except as such regulations provide, the only Persons who will be recognized at a meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to Section 9.10 hereof, to be present at the meeting in respect thereof, will be the registered holders of such Subscription Receipts or Persons holding proxies on their behalf.

Section 9.10 The Corporation, the Underwriters and Subscription Receipt Agent may be Represented

The Corporation, the Underwriters and the Subscription Receipt Agent, by their respective employees, officers or directors, and counsel to the Corporation, the Underwriters and the Subscription Receipt Agent, may attend any meeting of Subscription Receiptholders, but will have no vote as such.

Section 9.11 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(1) to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Subscription Receiptholders or, with the consent of the Subscription Receipt Agent (such consent not to be unreasonably withheld), of the Subscription Receipt Agent in its capacity as agent hereunder or on behalf of the Subscription Receiptholders against the Corporation, whether such right arises under this Agreement or otherwise, which shall be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any amendment or indenture supplemental hereto in connection therewith;

(2) to amend, alter or repeal any Extraordinary Resolution previously passed;

(3) subject to arrangements as to financing and indemnity satisfactory to the Subscription Receipt Agent, to direct or authorize the Subscription Receipt Agent to enforce any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders in any manner specified in the Extraordinary Resolution;

(4) to direct or authorize the Subscription Receipt Agent to refrain from enforcing any obligation or right referred to in Section 9.11(3) hereof;

(5) to waive and direct the Subscription Receipt Agent to waive any default by the Corporation in complying with any provision of this Agreement, either unconditionally or on any condition specified in the Extraordinary Resolution;

(6) to appoint a committee with power and authority to exercise, and to direct the Subscription Receipt Agent to exercise, on behalf of the Subscription Receiptholders, such of the powers of the Subscription Receiptholders as are exercisable by Extraordinary Resolution;

(7) to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders;

(8) to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by it in connection therewith;

(9) to assent to any change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any amendment or ancillary or supplemental instrument which may be agreed to by the Corporation or, with the consent of the Subscription Receipt Agent, such consent not to be unreasonably withheld, concerning any such right of the Subscription Receipt Agent, and to authorize the Subscription Receipt Agent to concur in and execute any amendment or ancillary or supplemental indenture embodying the change or omission;

(10) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; or

(11) from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent.

Section 9.12 Meaning of "Extraordinary Resolution"

(1) Meaning: The expression "Extraordinary Resolution" when used in this Agreement means, subject to the provisions of this Section 9.12 and of Section 9.15 and Section 9.16 hereof, a motion proposed at a meeting of Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy at the commencement of the meeting Subscription Receiptholders holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding and passed by the affirmative votes of Subscription Receiptholders who hold in the aggregate not less than 66⅔% of the total number of Subscription Receipts represented at the meeting and voted on the motion.

(2) No Quorum: If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Section 9.12(1) hereof is not present within 30 minutes after the time fixed for the meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but in any other case will be adjourned to such day, being not less than five Business Days or more than ten Business Days later, and to such place and time, as is appointed by the chairman.

(3) Notice: Not less than three Business Days' notice must be given to the Subscription Receiptholders of the time and place of such adjourned meeting.

(4) Form of Notice: The notice must state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(5) Quorum at Adjourned Meeting: At the adjourned meeting, the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a motion proposed at such adjourned meeting and passed by the requisite vote as provided in Section 9.12(1) hereof will be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders holding in the aggregate at least 25% of the total number of Subscription Receipts then outstanding may not be present in person or by proxy at the commencement of such adjourned meeting.

(6) Poll: Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

Section 9.13 Powers Cumulative

Any one or more of the powers, and any combination of the powers, in this Agreement stated to be exercisable by the Subscription Receiptholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Subscription Receiptholders from exercising such power or powers or combination of powers thereafter from time to time.

Section 9.14 Minutes

Minutes of all resolutions passed and proceedings taken at every meeting of the Subscription Receiptholders will be made and duly entered in books from time to time provided for such purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

Section 9.15 Instruments in Writing

Any action that may be taken and any power that may be exercised by Subscription Receiptholders at a meeting held as provided in this Article 9 may also be taken and exercised by Subscription Receiptholders who hold in the aggregate not less than 50% of the total number of Subscription Receipts at the time outstanding or in the case of an Extraordinary Resolution, Subscription Receiptholders who hold in the aggregate not less than 66⅔% of the total number of Subscription Receipts at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression "Extraordinary Resolution" when used in this Agreement includes a resolution embodied in an instrument so signed.

Section 9.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Subscription Receiptholders will be binding on all Subscription Receiptholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Subscription Receiptholders in accordance with Section 9.15 hereof will be binding on all Subscription Receiptholders, whether signatories thereto or not, and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

Section 9.17 Evidence of Subscription Receiptholders

Any request, direction, notice, consent or other instrument which this Agreement may require or permit to be signed or executed by the Subscription Receiptholders, including a Subscription Receiptholders' Request, may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Subscription Receiptholders in person or by attorney duly appointed in writing. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Subscription Receiptholders) of the holding by any Person of Subscription Receipts shall be sufficient for any purpose of this Agreement if the fact and date of execution by any Person of such request, direction, notice, consent or other instrument or writing is proved by a certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, to the effect that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to him the execution thereof, by an affidavit of a witness of such execution or in any other manner which the Subscription Receipt Agent may consider adequate. The Subscription Receipt Agent may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

Section 9.18 Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Subscription Receiptholders holding the required total number of Subscription Receipts are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Subscription Receiptholders' Request or other action under this Agreement, a Subscription Receipt held by the Corporation or by a subsidiary of the Corporation will be deemed to be not outstanding. The Corporation shall provide the Subscription Receipt Agent with a Certificate of the Corporation providing details of any Subscription Receipts held by the Corporation or by a subsidiary of the Corporation upon the written request of the Subscription Receipt Agent.

ARTICLE 10
SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

Section 10.1 Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, the Subscription Receipt Agent and the Underwriters, may, without the consent of the Subscription Receiptholders and subject to the provisions of this Agreement, execute and deliver amendments or agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(1) providing for the issuance of additional Subscription Receipts hereunder and any consequential amendments hereto as may be required by the Subscription Receipt Agent provided the same are not prejudicial to the interests of the Subscription Receiptholders based on the opinion of Counsel;

(2) evidencing the succession, or successive successions, of any other Person to the Corporation and the assumption by such successor of the covenants of, and obligations of, the Corporation under this Agreement;

(3) adding to the provisions hereof such additional covenants and enforcement provisions as are necessary or advisable, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(4) giving effect to any resolution or Extraordinary Resolution passed as provided in Article 9;

(5) setting forth any adjustments resulting from the application of Article 7;

(6) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(7) adding to or amending the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipts and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(8) modifying any of the provisions of this Agreement or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, such modification or relief impairs any of the rights of the Subscription Receiptholders as a group or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any amendment or supplemental agreement or instrument which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(9) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, the rights of the Subscription Receipt Agent and the Subscription Receiptholders as a group are not prejudiced thereby.

Section 10.2 Successor Entities

In the case of the reclassification of the securities of the Corporation, a capital reorganization of the Corporation or an amalgamation, arrangement, consolidation or merger of the Corporation or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety with or to another Person (a "successor entity"), the successor entity resulting from the reclassification, capital reorganization, amalgamation, arrangement, consolidation, merger or transfer (if not the Corporation) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed or observed by the Corporation and the successor entity shall by supplemental agreement, satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

ARTICLE 11
CONCERNING SUBSCRIPTION RECEIPT AGENT

Section 11.1 Applicable Legislation

If and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail. The Corporation and the Subscription Receipt Agent each will at all times in relation to this Agreement and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

Section 11.2 Rights and Duties of Subscription Receipt Agent

(1) Duty of Subscription Receipt Agent: In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent will act honestly and in good faith and will exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(2) No Relief from Liability: No provision of this Agreement will be construed to relieve the Subscription Receipt Agent from liability for its own grossly negligent act, wilful misconduct, fraud or bad faith.

(3) Actions: The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding in connection herewith, including without limitation, for the purpose of enforcing any right of the Subscription Receipt Agent or the Subscription Receiptholders hereunder is on the condition that the Subscription Receipt Agent shall have received a Subscription Receiptholders' Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and, when required by notice to the Subscription Receiptholders by the Subscription Receipt Agent, the Subscription Receipt Agent is furnished by one or more Subscription Receiptholders with sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold it harmless against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(4) Funding: No provision of this Agreement will require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.

(5) Deposit of Subscription Receipts: The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which certificates the Subscription Receipt Agent will issue receipts.

(6) Restriction: Every provision of this Agreement that relieves the Subscription Receipt Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation.

(7) Right Not to Act/ Right to Resign: The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or sanctions legislation, regulation or guideline, then it shall have the right to resign on ten days' written notice to the Corporation provided (a) that the Subscription Receipt Agent's written notice shall describe the circumstances of such non-compliance to the extent permitted by such applicable anti-money laundering, anti-terrorist or sanctions legislation, regulation or guideline; and (b) that if such circumstances are rectified to the Subscription Receipt Agent's satisfaction, acting reasonably, within such ten-day period, then such resignation shall not be effective.

Section 11.3 Evidence, Experts and Advisers

(1) Matters Proven by Corporation: If, in the administration of the duties of this Agreement, the Subscription Receipt Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Subscription Receipt Agent may accept, act, and rely upon, and shall be protected in accepting, acting, and relying upon, a Certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Subscription Receipt Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

(2) Evidence: In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation will furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Subscription Receipt Agent reasonably requires by written notice to the Corporation.

(3) Reliance by Subscription Receipt Agent: In the exercise of any right or duty hereunder, the Subscription Receipt Agent, if it is acting in good faith, may act and rely, and shall be protected in so acting and relying, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Subscription Receipt Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Subscription Receipt Agent, if the Subscription Receipt Agent examines such evidence and determines that it complies with the applicable requirements of this Agreement. The Subscription Receipt Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

(4) Statutory Declaration: Whenever Applicable Legislation requires that evidence referred to in this Section 11.3 be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation or by any other officer(s) or director(s) of the Corporation to whom such authority is delegated by the Directors from time to time. In addition, the Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(5) Proof of Execution: Proof of the execution of any document or instrument in writing, including a Subscription Receiptholders' Request, by a Subscription Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Subscription Receipt Agent considers adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the Person who signs such instrument to sign such instrument.

(6) Experts: The Subscription Receipt Agent may, at the Corporation's expense, employ or retain such counsel, accountants, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its rights and duties hereunder and may pay the reasonable remuneration and disbursements for all services so performed by any of them, without taxation of costs of any Counsel, and will not be responsible for any misconduct or negligence on the part of any of them. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees, expenses and disbursements of such counsel, accountants, appraisers, or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

Section 11.4 Documents, Money, Etc. held by Subscription Receipt Agent

Any security, document of title or other instrument that may at any time be held by the Subscription Receipt Agent subject to the provisions of this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Approved Bank or deposited for safekeeping with any such bank.

Section 11.5 Action by Subscription Receipt Agent to Protect Interests

The Subscription Receipt Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Subscription Receiptholders.

Section 11.6 Subscription Receipt Agent Not Required to Give Security

The Subscription Receipt Agent will not be required to give any bond or security in respect of the execution or administration of the agency, duties and obligations and powers of this Agreement.

Section 11.7 Protection of Subscription Receipt Agent

(1) Protection: By way of supplement to the provisions of any law for the time being relating to subscription receipt agents, it is expressly declared and agreed that:

(a) the Subscription Receipt Agent shall have no duties except those expressly set forth herein;

(b) the Subscription Receipt Agent will not be liable for or by reason of, or required to substantiate, any statement of fact, representation or recital in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 11.8(8) hereof or in the Authentication of the Subscription Receipt Agent on the Subscription Receipt Certificates), but all such statements or recitals are and will be deemed to be made by the Corporation;

(c) nothing herein contained will impose on the Subscription Receipt Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Agreement or any amendment or instrument ancillary or supplemental hereto;

(d) the Subscription Receipt Agent will not be bound to give notice to any Person of the execution hereof;

(e) the Subscription Receipt Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, wilful misconduct, fraud or bad faith;

(f) the Subscription Receipt Agent will not incur any liability or responsibility or be in any way responsible for the consequence of any breach by the Corporation of any obligation or warranty herein contained or of any act of any director, officer, employee or agent of the Corporation;

(g) subject to Section 11.8(8) hereof, the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation, including the Subscription Receipts, and generally may contract and enter into financial transactions with the Corporation or any related entity of the Corporation without being liable to account for any profit made thereby;

(h) the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(i) the Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it;

(j) the Subscription Receipt Agent shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto;

(k) the Subscription Receipt Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Subscription Receipt Agent with satisfactory indemnity and funding against such expense or liability, and this provision shall survive the resignation or removal of the Subscription Receipt Agent or the termination or discharge of this Agreement;

(l) the Subscription Receipt Agent is in no way responsible for the use by the Corporation of the consideration for the issue hereunder, nor is the Subscription Receipt Agent bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation's covenants hereunder;

(m) the Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, the Subscription Receipt Agent, due to a lack of information or instructions, or otherwise in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Agreement or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body;

(n) if the Subscription Receipt Agent delivers any payment as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such payment is not paid on due presentation, provided that in the event of the non-receipt of such wire transfer or cheque by the payee, or the loss or destruction of such cheque, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, funding and indemnity reasonably satisfactory to it, shall initiate a new wire transfer or issue to such payee a replacement cheque for the amount of such wire transfer or cheque;

(o) the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit with the Subscription Receipt Agent at the time of disbursement;

(p) in the event that any of the funds provided to the Subscription Receipt Agent hereunder are received by it in the form of an uncertified cheque or bank draft, the Subscription Receipt Agent shall be entitled to delay the time for release of such funds until such uncertified cheque has cleared at the financial institution upon which the same is drawn, and the Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it; and

(q) notwithstanding any other provision of this Agreement, any liability of the Subscription Receipt Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Subscription Receipt Agent under this Agreement in the 12 months immediately prior to the Subscription Receipt Agent receiving the first notice of the claim. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits, or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(2) Indemnity: In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation shall at all times indemnify the Subscription Receipt Agent and its affiliates, their successors and assigns, and each of their directors, officers, employees and agents (collectively, the "Indemnified Parties") and save them harmless from and against all claims, demands, losses, actions, causes of action, suits, proceedings, liabilities, damages, costs, taxes, charges, assessments, judgments and expenses (including expert consultant and legal fees and disbursements on a solicitor and client basis) whatsoever arising in connection with this Agreement including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Indemnified Parties and expenses incurred in connection with the enforcement of this indemnity, which the Indemnified Parties, or any of them, may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Subscription Receipt Agent's duties, and including any services that the Subscription Receipt Agent may provide in connection with or in any way relating to this Agreement (unless arising from Subscription Receipt Agent's gross negligence, fraud, wilful misconduct or bad faith) and including any action or liability brought against or incurred by the Indemnified Parties in relation to or arising out of any breach by the Corporation. Notwithstanding any other provision hereof, the Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. Notwithstanding any other provision hereof, this indemnity shall survive the resignation or removal of the Subscription Receipt Agent and the termination or discharge of this Agreement.

Section 11.8 Replacement of Subscription Receipt Agent

(1) Resignation: The Subscription Receipt Agent may resign and be discharged from all further duties and liabilities hereunder, except as provided in this Section 11.7(2), by giving to the Corporation not less than 60 days' notice in writing or, if a new subscription receipt agent has been appointed, such shorter notice as the Corporation accepts as sufficient provided that such resignation and discharge shall be subject to the appointment of a successor thereto in accordance with the provisions hereof.

(2) Removal: The Subscription Receiptholders by Extraordinary Resolution may at any time remove the Subscription Receipt Agent and appoint a new subscription receipt agent.

(3) Appointment of New Subscription Receipt Agent: If the Subscription Receipt Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation shall forthwith appoint a new subscription receipt agent satisfactory to the Underwriters unless a new subscription receipt agent has already been appointed by the Subscription Receiptholders.

(4) Failure to Appoint: Failing such appointment by the Corporation, the retiring Subscription Receipt Agent or any Subscription Receiptholder may apply at the expense of the Corporation to the Ontario Superior Court of Justice, on such notice as the Court directs, for the appointment of a new subscription receipt agent.

(5) New Subscription Receipt Agent: Any new subscription receipt agent appointed under this Section 11.7(2) must be a corporation authorized to carry on the business of a transfer agent or trust company in the Province of Ontario and, if required by the Applicable Legislation of any other province, in such other province. On any such appointment the new subscription receipt agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of counsel to the Corporation, are necessary or advisable for the purpose of assuring the transfer of such powers, rights, duties and responsibilities to the new subscription receipt agent including, without limitation, an appropriate instrument executed by the new subscription receipt agent accepting such appointment and, at the request of the Corporation, the predecessor Subscription Receipt Agent shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new subscription receipt agent an appropriate instrument transferring to such new subscription receipt agent all rights and powers of the Subscription Receipt Agent hereunder, and shall duly assign, transfer and deliver to the new subscription receipt agent all securities, property and all records kept by the predecessor Subscription Receipt Agent hereunder or in connection therewith. Any new subscription receipt agent so appointed by the Corporation, the Subscription Receiptholders or by the Court will be subject to removal as aforesaid by the Subscription Receiptholders.

(6) Notice of New Subscription Receipt Agent: On the appointment of a new subscription receipt agent, the Corporation will promptly give notice thereof to the Subscription Receiptholders in accordance with Section 12.2(1) hereof.

(7) Successor Subscription Receipt Agent: Any corporation into which the Subscription Receipt Agent is amalgamated or with which it is consolidated or to which all or substantially all of its corporate trust business is sold or is otherwise transferred or any corporation resulting from any consolidation or amalgamation to which the Subscription Receipt Agent is a party shall become the successor Subscription Receipt Agent under this Agreement, without the execution of any document or any further act, provided such corporation would be eligible for appointment as a new subscription receipt agent under Section 11.8(5) hereof.

(8) Certificates: A Subscription Receipt Certificate Authenticated but not delivered by a predecessor Subscription Receipt Agent may be delivered by the new or successor subscription receipt agent in the name of the predecessor Subscription Receipt Agent or new or successor subscription receipt agent. In case at any time any of the Subscription Receipt Certificates have not been Authenticated, a Subscription Receipt Certificate may be Authenticated either in the name of the predecessor Subscription Receipt Agent or new or successor subscription receipt agent, and in all such cases such Subscription Receipt Certificates will have the full force provided in the Subscription Receipt Certificates and in this Agreement.

Section 11.9 Conflict of Interest

The Subscription Receipt Agent represents to the Corporation and the Underwriters that, to the best of its knowledge, at the time of execution and delivery hereof no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as subscription receipt agent hereunder to a successor subscription receipt agent approved by the Corporation and meeting the requirements set forth in Section 11.8(5) hereof. Notwithstanding the foregoing provisions of this Section 11.9, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and any Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

Section 11.10 Acceptance of Duties and Obligations

The Subscription Receipt Agent hereby accepts the duties and obligations in this Agreement declared and provided for and agrees to perform them on the terms and conditions herein set forth. The Subscription Receipt Agent accepts the duties and responsibilities under this Agreement solely as custodian, bailee and agent. No trust is intended to be or is or will be created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

ARTICLE 12
GENERAL

Section 12.1 Notice to the Corporation, the Subscription Receipt Agent and the Underwriters

(1) Corporation: Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation, the Subscription Receipt Agent or the Underwriters will be validly given if delivered personally, if sent by registered letter, postage prepaid, or if sent by facsimile or email transmission:

(a) if to the Corporation:

Integra Resources Corp.
1050 - 400 Burrard Street

Vancouver, British Columbia V6C 3A6

Attention: Jason Kosec
E-mail: jason.kosec@integraresources.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 3200, Bay Adelaide Centre - North Tower

40 Temperance St.

Toronto, Ontario  M5H 0B4

Attention: David Gardos

E-mail: dgardos@cassels.com

(b) if to the Subscription Receipt Agent:

TSX Trust Company

301-100 Adelaide Street West

Toronto, Ontario M5H 4H1

Attention: Vice President, Trust Services

E-mail: tmxestaff-corporatetrust@tmx.com

(c) if to the Underwriters:

Stifel Nicolaus Canada Inc.

161 Bay St. Suite 3800

Toronto, ON  M5J 1C4

Attention: Pierre Laliberte

E-mail: plaliberte@stifel.com

and

Eight Capital

100 Adelaide St. W., Suite 2900

Toronto, ON  M5H 1S3

Attention: Reid Obradovich

E-mail: robradovich@viiicapital.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500 - 1133 Melville Street

Vancouver, British Columbia  V6E 4E5

Attention: Bob Wooder

E-mail: bob.wooder@blakes.com

and any such notice delivered or transmitted in accordance with the foregoing on a Business Day will be deemed to have been received on the date of delivery or facsimile or email transmission or, if such day is not a Business Day, on the first Business Day following such delivery or transmission, and any such notice sent by registered letter in accordance with the foregoing will be deemed to have been received on the third Business Day following the day of the mailing of the notice.

(2) Change of Address: The Corporation, the Subscription Receipt Agent or the Underwriters, as the case may be, may from time to time notify each of the other parties hereto in the manner provided in Section 12.1(1) hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation, the Subscription Receipt Agent or the Underwriters, as the case may be, for all purposes of this Agreement.

(3) Postal Interruption: If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Corporation, the Subscription Receipt Agent or the Underwriters hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.

Section 12.2 Notice to Subscription Receiptholders

(1) Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Subscription Receiptholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Subscription Receiptholders or delivered (or so mailed to certain Subscription Receiptholders and so delivered to the other Subscription Receiptholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1 hereof, provided, however, that if, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receiptholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circular of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Vancouver, British Columbia; provided that in the case of a notice convening a meeting of the holders of Subscription Receipts, the Subscription Receipt Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Subscription Receipts or to comply with any applicable requirement of law or any stock exchange.

(2) Date of Notice: Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded.

(3) Joint Receiptholders: All notices to joint holders of Subscription Receipts may be given to whichever one of the Subscription Receiptholders is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint holders of the Subscription Receipts.

(4) Errors or Omissions. Accidental error or omission in giving notice or accidental failure to mail notice to any Subscription Receiptholder will not invalidate any action or proceeding founded thereon.

Section 12.3 Satisfaction and Discharge of Agreement

Upon the earlier of (i) the satisfaction of the Escrow Release Conditions (at or before the Escrow Release Deadline) and the issuance of the Underlying Shares required to be issued in compliance with Section 4.1 hereof, and delivery by the Subscription Receipt Agent of the Escrowed Funds as provided for in Section 6.3 hereof, and (ii) the Termination Payment Time as provided for in Section 6.4 hereof, this Agreement shall cease to be of further effect.

On demand of and at the cost and expense of the Corporation and on delivery to the Subscription Receipt Agent of a Certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and on payment to the Subscription Receipt Agent of any remaining remuneration, expenses and disbursements of the Subscription Receipt Agent payable under Section 5.2 hereof, the Subscription Receipt Agent shall execute proper instruments acknowledging the satisfaction of and discharging of this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by the Corporation hereunder shall remain in full force and effect and survive the satisfaction and discharge and/or termination of this Agreement.

Section 12.4 Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or the Subscription Receipt Certificates, expressed or implied, will give or be construed to give to any Person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

Section 12.5 Discretion of Directors

Any matter provided herein to be determined by the Directors will be determined by the Directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

Section 12.6 Force Majeure

No party hereto shall be liable to the others, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, pandemics, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 12.6.

Section 12.7 Privacy Consent

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(1) to provide the services required under this Agreement and other services that may be requested from time to time;

(2) to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(3) to meet the Subscription Receipt Agent's legal and regulatory requirements; and

(4) if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Section 12.8 Electronic Copies

Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

Section 12.9 Counterparts and Formal Date

This Agreement may be executed (including by electronic signature) in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the date of this Agreement.

Section 12.10  Assignment, Successors and Assigns

None of the parties hereto may assign its rights or interest under this Agreement, except as provided in Section 11.8 in the case of the Subscription Receipt Agent, or as provided in Section 10.2 in the case of the Corporation. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

[The remainder of this page has been left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Subscription Receipt Agreement as of the day and year first above written.

INTEGRA RESOURCES CORP.

By:	(signed) "Jason Kosec"
Name: Jason Kosec
Title: President, Chief Executive Officer and a Director

TSX TRUST COMPANY

By:	(signed) "Nirosan Vinayakamoorthy"
Name: Nirosan Vinayakamoorthy
Title: Corporate Trust Officer

By:	(signed) "Donald Crawford"
Name: Donald Crawford
Title: Senior Manager, Corporate Trust

STIFEL NICOLAUS CANADA INC.

By:	(signed) "Pierre Laliberté"
Name: Pierre Laliberté
Title: Managing Director, Investment Banking

EIGHT CAPITAL

By:	(signed) "Reid Obradovich"
Name: Reid Obradovich
Title: Principal, Managing Director

BMO NESBITT BURNS INC.

By:	(signed) "Joshua Goldfarb"
Name: Joshua Goldfarb
Title: Managing Director

CORMARK SECURITIES INC.

By:	(signed) "Kevin Carter"
Name: Kevin Carter
Title: Managing Director, Investment Banking

DESJARDINS SECURITIES INC.

By:	(signed) "Marc Mills"
Name: Marc Mills
Title: Managing Director, Investment Banking

VENTUM FINANCIAL CORP.

By:	(signed) "Tim Graham"
Name: Tim Graham
Title: Managing Director, Investment Banking

SCHEDULE "A"

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY FROM THE CLOSING DATE].

If required: [WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY FROM THE CLOSING DATE]].

[For all Subscription Receipts required to bear the legend in Section 2.3(4)(b) of the Subscription Receipt Agreement, include the following:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144A OF THE U.S. SECURITIES ACT, IF AVAILABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT ("QUALIFIED INSTITUTIONAL BUYER"), THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE, PLEDGE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A UNDER THE U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (D)(2) AND (E) ABOVE, AFTER THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

Certificate Number: [⬤]	Number of Subscription Receipts: [⬤]
CUSIP / ISIN: 45826T160 / CA45826T1600

SUBSCRIPTION RECEIPTS

INTEGRA RESOURCES CORP.
(a corporation existing under the laws of British Columbia)

THIS IS TO CERTIFY THAT, for value received, [⬤] (the "holder") is the registered holder of the number of subscription receipts ("Subscription Receipts") specified above of Integra Resources Corp. (the "Corporation") and is thereby entitled, without payment of any additional consideration or further action on the part of the holder, to be issued, on the Release Date (as defined in the Subscription Receipt Agreement hereinafter referred to) one Underlying Share of the Corporation in respect of each Subscription Receipt held.

This Subscription Receipt Certificate represents Subscription Receipts of the Corporation issued under the provisions of a subscription receipt agreement (which agreement, together with all amendments and instruments supplemental or ancillary thereto, is herein referred to as the "Subscription Receipt Agreement") dated as of August 21, 2024, among the Corporation, TSX Trust Company (the "Subscription Receipt Agent"), Stifel Nicolaus Canada Inc., Eight Capital, BMO Nesbitt Burns Inc., Cormark Securities Inc., Desjardins Securities Inc. and Ventum Financial Corp. (collectively, the "Underwriters"). Reference is hereby made for particulars of the rights of the holders of the Subscription Receipts, the Corporation, the Subscription Receipt Agent and the Underwriters in respect thereof and of the terms and conditions upon which the Subscription Receipts are issued and held, all to the same effect as if the provisions of the Subscription Receipt Agreement were herein set forth in full, and to all of which the holder, by acceptance hereof, assents. In the event of a conflict between the provisions of this Subscription Receipt Certificate and the Subscription Receipt Agreement, the terms of the Subscription Receipt Agreement shall govern. All capitalized terms used but not defined in this Subscription Receipt Certificate shall have the meaning ascribed thereto in the Subscription Receipt Agreement. The Corporation will furnish to the holder, on request, a copy of the Subscription Receipt Agreement.

Upon satisfaction of the Escrow Release Conditions, the Subscription Receipts represented by this Subscription Receipt Certificate will be automatically converted into Underlying Shares for and on behalf of the holder on the Release Date and the holder will be a holder of the Underlying Shares without the taking of any further action by the holder or payment of additional consideration. For greater certainty, the Subscription Receipts represented by this certificate may not be converted by the holder and may only be converted pursuant to the foregoing automatic conversion.

On and after the date of conversion of the Subscription Receipts represented by this Subscription Receipt Certificate, the holder will have no rights hereunder except to the Underlying Shares issued to such holder.

Pursuant to the Subscription Receipt Agreement, the Release Date is the date, or the Business Day following such date, on which the Subscription Receipt Agent receives the Escrow Release Notice in the form required under the Subscription Receipt Agreement, which notice will inform the Subscription Receipt Agent of the satisfaction or waiver of the Escrow Release Conditions and will instruct the Subscription Receipt Agent to pay the Escrowed Funds in accordance with the Subscription Receipt Agreement.

Each Subscription Receipt entitles the holder: (a) if the Escrow Release Conditions are satisfied prior to 5:00 p.m. (Vancouver time) on December 15, 2024, to receive, for no additional consideration and without further action, one Underlying Share, subject to adjustment as set forth in the Subscription Receipt; or (b) if a Termination Event occurs, to receive from the Corporation an amount equal to the Offering Price together with the pro rata share of the Earned Interest, subject to any withholding taxes, all in the manner and on the terms and conditions set out in the Subscription Receipt Agreement.

The holder of this Subscription Receipt Certificate is cautioned that in the event that the Subscription Receipts are deemed to be cancelled, a cheque will be mailed to the latest address of record of the registered holder.

The Subscription Receipts evidenced by this Subscription Receipt Certificate and the Underlying Shares issuable upon conversion of the Subscription Receipts have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or under the securities laws of any state of the United States. All or any portion of the Subscription Receipts represented by this Subscription Receipt Certificate may not be offered, sold or pledged or otherwise transferred in the United States or to, or for the account or benefit of, U.S. persons except in limited circumstances contemplated in the Subscription Receipt Agreement. In addition, the Subscription Receipts are subject to a 40 day "distribution compliance period" (as defined in Regulation S under the U.S. Securities Act, the "Distribution Compliance Period"), and the Subscription Receipts may not be offered or sold, prior to the expiration of the Distribution Compliance Period, unless (A) in accordance with Rule 903 or 904 of Regulation S under the U.S. Securities Act; (B) pursuant to an effective registration statement under the U.S. Securities Act; or (C) pursuant to an available exemption from the registration requirements of the U.S. Securities Act and upon delivery of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to such effect, if requested. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

No Underlying Shares will be issued pursuant to the conversion of any Subscription Receipt if the issue of such security would constitute a violation of the securities laws of any applicable jurisdiction.

The Subscription Receipt Agreement contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Subscription Receipts.

The Subscription Receipts represented by this Subscription Receipt Certificate are transferrable.

The holding of this Subscription Receipt Certificate will not constitute the holder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as otherwise provided in the Subscription Receipt Agreement.

This Subscription Receipt Certificate will not be valid for any purpose until it has been Authenticated by or on behalf of the Subscription Receipt Agent for the time being under the Subscription Receipt Agreement.

Time is of the essence hereof.

[The remainder of this page has been left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Corporation has caused this Subscription Receipt Certificate to be signed by its officers or other individuals duly authorized in that behalf as of the ____ day of _______________, 2024.

INTEGRA RESOURCES CORP.

By:
Authorized Signing Officer

This Subscription Receipt Certificate is one of the Subscription Receipt Certificates referred to in the Subscription Receipt Agreement.

Countersigned this ____ day of _______________, 2024.

TSX TRUST COMPANY

By:
Authorized Signing Officer

FORM OF TRANSFER

TSX Trust Company

Attn: Stock Transfer

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

________________________________________________________________________________________________________________________________________ (print name, address and Social Insurance Number/Social Security Number of transferee) the Subscription Receipts represented by this Subscription Receipt Certificate and hereby irrevocably constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Subscription Receipts.

In the case of a Subscription Receipt Certificate that contains a U.S. restrictive legend pursuant to Section 2.3(4)(b) of the Subscription Receipt Agreement, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐ (A)  the transfer is being made only to the Corporation;

☐ (B)  the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations;

☐ (C)  the transfer is being made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by (i) Rule 144 under the U.S. Securities Act or (ii) Rule 144A under the U.S. Securities Act, and in either case in accordance with applicable state securities laws; or

☐ (D)  the transfer is being made in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws.

in the case of a transfer in accordance with (C)(i) or (D) above, the Corporation and the Subscription Receipt Agent shall first have received an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation, or other evidence in form and substance reasonably satisfactory to the Corporation to such effect.

NOTE:

If you hold your Subscription Receipt Certificate as a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act, transfers pursuant to Boxes (C) and (D) are not available.

DATED this ____ day of_________________, 20___.

SPACE FOR GUARANTEES OF SIGNATURES	)
(SEE INSTRUCTIONS BELOW))
	)	Signature of Transferor

)
)
Guarantor's Signature/Stamp	)	Name of Transferor

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

• Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

• Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

• Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

SCHEDULE "B"

CONDITIONS PRECEDENT CERTIFICATE

TO: STIFEL NICOLAUS CANADA INC., EIGHT CAPITAL, BMO NESBITT BURNS INC., CORMARK SECURITIES INC., DESJARDINS SECURITIES INC. AND VENTUM FINANCIAL CORP.

Reference is made to the subscription receipt agreement dated as of August 21, 2024 (the "Subscription Receipt Agreement") among Integra Resources Corp. (the "Corporation"), TSX Trust Company (the "Subscription Receipt Agent"), Stifel Nicolaus Canada Inc., Eight Capital, BMO Nesbitt Burns Inc., Cormark Securities Inc., Desjardins Securities Inc. and Ventum Financial Corp. (collectively, the "Underwriters"). Unless otherwise defined herein, words and terms with the letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Agreement.

This Conditions Precedent Certificate is being provided pursuant to the Subscription Receipt Agreement and the undersigned, does hereby certify for and on behalf of the Corporation and not in his or her personal capacity that all of the Escrow Release Conditions, other than the delivery of the Escrow Release Notice, have been satisfied or waived.

DATED this _____ day of  __________________, 2024.

INTEGRA RESOURCES CORP.
By:
Name:
Title:

B - 1

SCHEDULE "C"

ESCROW RELEASE NOTICE

TO: TSX TRUST COMPANY

Reference is made to the subscription receipt agreement dated as of August 21, 2024 (the "Subscription Receipt Agreement") among Integra Resources Corp. (the "Corporation"), TSX Trust Company (the "Subscription Receipt Agent"), Stifel Nicolaus Canada Inc., Eight Capital, BMO Nesbitt Burns Inc., Cormark Securities Inc., Desjardins Securities Inc. and Ventum Financial Corp. (collectively, the "Underwriters"). Capitalized terms not defined herein have the meaning ascribed to them in the Subscription Receipt Agreement.

The Corporation and the Underwriters hereby confirm that the Escrow Release Conditions (other than delivery of this Escrow Release Notice) have been satisfied and hereby irrevocably direct and authorize you, in accordance with Section 6.3 of the Subscription Receipt Agreement, to:

(i) pay the remaining 75% of the Underwriters' Commission and the Underwriters' pro rata share of the Earned Interest in the aggregate amount of $[⬤], in the following manner:

Beneficiary Name:

Beneficiary Street Address:

Beneficiary Bank:

Beneficiary Bank Transit Number:

Beneficiary Bank Address:

Beneficiary Account Number:

Currency:

Beneficiary Bank SWIFT Code:

(ii) pay the balance of the Escrowed Funds (less an amount payable to the Subscription Receipt Agent equal to its reasonable fees for services rendered and disbursements incurred) to the Corporation in the following manner:

Beneficiary Name:

Beneficiary Street Address:

Beneficiary Bank:

Beneficiary Bank Transit Number:

Beneficiary Bank Address:

Beneficiary Account Number:

Currency:

Beneficiary Bank SWIFT Code:

This Escrow Release Notice, which may be signed in counterparts and delivered electronically, is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

[Remainder of page intentionally blank. Signature page follows.]

DATED this _____ day of  __________________, 2024.

INTEGRA RESOURCES CORP.

By:
Name:
Title:

STIFEL NICOLAUS CANADA INC.

By:
Name:
Title:

EIGHT CAPITAL

By:
Name:
Title:

BMO NESBITT BURNS INC.

By:
Name:
Title:

CORMARK SECURITIES INC.

By:
Name:
Title:

DESJARDINS SECURITIES INC.

By:
Name:
Title:

VENTUM FINANCIAL CORP.

By:
Name:
Title:

SCHEDULE "D"

FORM OF RELEASE & DIRECTION

TO: TSX TRUST COMPANY

This irrevocable Release Direction is being provided pursuant to Section 4.2(1) of the subscription receipt agreement dated as of August 21, 2024 (the "Subscription Receipt Agreement") among Integra Resources Corp. (the "Corporation"), TSX Trust Company (the "Subscription Receipt Agent"), Stifel Nicolaus Canada Inc., Eight Capital, BMO Nesbitt Burns Inc., Cormark Securities Inc., Desjardins Securities Inc. and Ventum Financial Corp. (collectively, the "Underwriters"). Capitalized terms not defined herein have the meaning ascribed to them in the Subscription Receipt Agreement.

The Corporation hereby confirms that the Escrow Release Conditions have been satisfied. As a result, each Subscription Receipt is hereby deemed to be automatically converted into one Underlying Share. The Corporation hereby directs you to issue and deliver the Underlying Shares issuable pursuant to the Subscription Receipts to the Subscription Receiptholders on the date written below in accordance with Section 4.2 of the Subscription Receipt Agreement.

DATED this _____ day of  __________________, 2024.

INTEGRA RESOURCES CORP.

By:
Name:
Title:

D - 1

SCHEDULE "E"

FORM OF DECLARATION OF LEGEND REMOVAL

TO: TSX TRUST COMPANY, in its capacity as [the Subscription Receipt Agent]/[the registrar and transfer agent for the Common Shares of Integra Resources Corp.]

The undersigned (A) acknowledges that the sale of _______________ of Integra Resources Corp. (the "Corporation"), represented by certificate number ________________, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (B) certifies that (1) the undersigned is not (a) an "affiliate" of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), except any officer or director who is an affiliate solely by virtue of holding such position, (b) a "distributor" as defined in Regulation S or (c) an affiliate of a distributor, (2) the offer of such securities was not made to a person in the United States or to a U.S. person and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a designated offshore securities market (such as the TSX Venture Exchange or the Toronto Stock Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or a U.S. person, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of washing off the resale restrictions imposed because the securities are restricted securities (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities and (6) the sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:    _______________________________________
 Authorized Signatory

_______________________________________
Name of Seller (please print)

_______________________________________
Name of authorized signatory (please print)

_______________________________________
Title of authorized signatory (please print)

Affirmation by Seller's Broker-Dealer (required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer ____________________________________ (the "Seller") dated __________________________________ with regard to our sale, for such Seller's account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States or who is a U.S. person, (B) the transaction was executed on or through the facilities of designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

____________________________________________
Name of Firm

By:  ___________________________________

Date:  ___________________________
Authorized officer

E - 1